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REGISTRANT'S NAME Vtech Holdings Ltd

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JUL 15 2004
THOMSON FINANCIAL

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FILE NO. 82- 3565 FISCAL YEAR 3-31-04

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DAT : 7/14/04

VTech Holdings Ltd

(Incorporated in Bermuda with limited liability)

Annual Report 2004


Growth
with
Innovation

Contents

VTech Group 偉易達集團



Corporate Profile

VTech is the largest supplier of corded and cordless phones in North America and a leading supplier of electronic learning products in North America and Europe. It also provides highly sought-after contract manufacturing services. VTech is a pioneer in the establishment of China-based manufacturing facilities and sells its products via a strong brand platform supported by a distribution network of leading retailers in North America, Europe and Asia.



Founded in 1976, VTech has a corporate culture rooted in "Innovation & Technology". The Group invested US$33.2 million in R&D in the financial year 2004 and launches numerous innovative and high quality products each year. With headquarters in the Hong Kong Special Administrative Region ("Hong Kong SAR") and state-of-the-art manufacturing facilities in mainland China, VTech currently has a presence in 10 countries and approximately 20,000 employees, including around 730 R&D professionals in R&D centres in Canada, Hong Kong SAR and mainland China. This network allows VTech to stay abreast of the latest technology and market trends throughout the world.



In addition to the well-known VTech brand, the Group has the rights to use the AT&T brand in connection with the manufacture and sale of its wireline telephones and accessories, as well as data networking products and accessories for the term of the license. In addition, VTech has also concluded licensing agreements with Disney, Warner Brothers, Marvel, American Greetings and Brainy Baby that allow it to use well-known children's cartoon characters on certain electronic learning products, including the cartridges for V.Smile TV Learning System.


vtech
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Shares of VTech Holdings Limited are listed on both the Hong Kong and London stock exchanges (SEHK: 303; London SE: VTH). Ordinary shares are also available in the form of American Depository Receipts (ADRs) through the Bank of New York (ADR: VTKHY).

Letter to Shareholders

> "I am pleased to report a successful year for VTech as we posted a 5.6% increase in revenue to US$915.2 million and a 13.5% increase in net profit to US$46.3 million for the financial year ended 31st March 2004. Earnings per share rose 13.3% to US20.5 cents per share."



Allan WONG Chi Yun
Chairman

This was a particularly notable performance given the challenges faced during the year. These included the disruption in the supply of certain key components for our telecommunication products, reduced shelf space for our electronic learning products in North America and a shortfall in orders for contract manufacturing services.

Although the increase in revenue was small, it marked an important milestone for VTech as the Group finally returned to a path of revenue growth

The performance testifies the Group's success in enhancing market understanding, operational efficiency and customer service over the past two years. This has made VTech a more focused, efficient and market-driven company, able to respond to market needs in a timely and cost effective manner with innovative products.

Combined with a strong balance sheet, well-recognised brands and a comprehensive distribution network in North America and Europe, these competitive advantages well position the Group for further revenue and profit growth.

Outstanding Performance from Telecommunication Products

The major contributor to higher revenue and profit at the Group was an increase in sales at the telecommunication products business, reflecting the continued success of its customer-centric strategy, and ability to launch new and innovative products.

Sales growth was led by the VMIX 2.4GHz cordless phones sold under the VTech brand targeting the teenage segment and offering innovative features such as recordable ring tones. Sales of other products, especially 5.8GHz cordless phones under both AT&T and VTech brands, also recorded significant growth during the financial year.

As a result of the substantial increase in sales of both AT&T and VTech branded products, VTech continues to be the largest supplier of corded and cordless phones in North America. At the same time, the business recorded strong growth in Europe, where we continued to work closely with major UK and German telecommunication operators as well as the Swissvoice Group.

Profit/(Loss) Attributable to Shareholders in Last 5 Years


US$ million
80
40
0
(40)
(80)
(120)
(160)
(200)
44.8
(215.0)
11.2
40.8
46.3
00
01
02
03
04

Strong Profit Rebound at Electronic Learning Products

The profit of the Group was supported by a considerable improvement in profitability at the electronic learning products business, despite a decline in revenue when compared to the previous financial year.

The revenue decline occurred in the US market where reduced shelf space from retailers caused a reduction in sales revenue. Sales in Europe, however, continued to be strong and enabled us to sustain our leadership position in major European market segments.

The improved profitability was the result of a leaner and more efficient structure established by the present management of electronic learning products business. A series of cost rationalisation campaigns was executed in the last quarter of the financial year 2003. As a result, substantial savings were achieved in advertising and promotion expenses as well as selling and general administrative expenses during the financial year 2004.

The new electronic learning product lines for 2004 achieved a breakthrough when in October 2003 we launched the TV Learning System, V.Smile, a first of its kind TV game console that combines education and entertainment for children in the 3-7 years old category. As importantly, the new 2004 line-up, including V.Smile cartridges, features some of the world's best-known cartoon characters, significantly enhancing its attraction.





Stable Contribution from Contract Manufacturing Services

The contract manufacturing services business again produced a stable contribution to the Group. Its ability to deliver high quality products, as well as flexible and price competitive services contributed to the organic growth of the business.

During the financial year 2004, contract manufacturing services retained its focus on medium-sized customers seeking precision products. The Group's manufacturing know-how and its outstanding customer service were key to maintaining stable margins for this business.


SGS
SGS

To expand the business further, contract manufacturing services succeeded in gaining additional quality certifications that will enable VTech to enter the production of automotive parts and medical equipment. Following the full operation of the new R&D centre in Shenzhen, the business has been able to offer full turnkey solutions to customers and the enhancement in customer service level resulted in a record number of customer awards in the financial year 2004.

Strong Financial Position

The continuing improvement in the Group's results and productivity leaves VTech strongly financed. Our net cash position improved from US$67.7 million as at 31st March 2003 to US$102.6 million as at 31st March 2004.

Dividends Per Share in Last 5 Years


US cents
20
15
10
5
0
17.5
NIL
NIL
3.5
10.0
00
01
02
03
04

Earnings/(Loss) Per Share in Last 5 Years


US cents
25
20
15
10
5
0
(90)
(95)
(100)
21.0
(96.7)
5.0
18.1
20.5
00
01
02
03
04

The outlook for the financial year 2005 appears broadly conducive to a further increase in revenue, profit and earnings per share

The strength of our balance sheet will ensure the Group has sufficient funds to sustain its steady growth trajectory, while also giving the Group the capital it needs to invest prudently in areas of opportunity that may arise.

Increased Dividend

The improved results and the sound financial position of the Group, have enabled us to recommend an increased final dividend of US7.0 cents per share. Together with the interim dividend of US3.0 cents per share which was declared and paid during the year, this gives total dividends for the year of US10.0 cents per share, against US3.5 cents per share for the financial year 2003.

Senior Management Changes

During the financial year 2004, Mr. Paddy Law Wai Leung resigned as Group CEO and Executive Director to pursue his personal interest. I have resumed the Group CEO role since 1st January 2004. In addition to this, we appointed Dr. King F. Pang to a new position of Chief Technology Officer in February 2004.

Dr. Pang will help ensure the Group has the strategic direction it needs in technology, speeding up the Group's product development cycle and increasing the introduction of innovative products.

Outlook — Cautiously Optimistic

We expect that the financial year 2005 will continue to be challenging. The key challenges faced by the Group include intensification of market competition, the possible slow down of US consumer spending, ongoing price erosion of our products, and the potential of disruption and unfavourable pricing of key electronic components.

Despite the above, the Group is well positioned for further revenue and profit growth by continuously enhancing our innovative capability as we put more investment in our R&D, aggressively expand our businesses in Europe and Asia, and upgrade our IT infrastructure to further enhance our supply chain and management processes.

VTech is now much more competitive in the fields in which it operates, with a number of competitive advantages:


V.SMILE


JOHNSON CHARLIE

- **Market dominance**, as the largest supplier of corded and cordless phones in North America and a leading supplier of electronic learning products in North America and Europe;
- **Lean operating structure** that makes us highly cost competitive;
- **Well-integrated R&D** function that provides rapid product innovation and maintains technology leadership;
- **Strong distribution networks** among major retailers in North America and Europe;
- **Well recognised multiple brands**, including AT&T and VTech brands and certain popular licensed characters;
- **Efficient supply chain management** that optimises working capital and ensures on time product delivery; and
- **More in-depth market understanding** that results in the timely introduction of well-accepted products and effective marketing.

The Group will continue to leverage these advantages to drive both revenue and profit growth in our core businesses.



At the telecommunication products business, despite continuing strong competition and ongoing price erosion of existing technology platforms, we are well positioned for further revenue and profit growth, given our improved market position and performance over the past three years.

Performance will be underpinned by new product launches, such as the AT&T branded E-line of 2.4GHz and 5.8GHz cordless phones which was introduced in April 2004. New data networking products will further bring incremental revenue, and more importantly, support the development of new telephony products that benefit from the increasing convergence of voice and data through Voice over Internet Protocol (VoIP) technology.

We expect our positive momentum in Europe to continue as the European market follows the US pattern of sourcing more products from Asia. As a result, we will substantially increase the R&D in telecommunication products, particularly with regard to developing more feature rich DECT phones for the European market. In addition, we will increase the spending on IT and people development, to ensure we have the infrastructure and skills base to succeed.

The electronic learning products business is expected to achieve a significant rebound in revenue and further profit growth. Trade customers' responses to the new product ranges and V.Smile has been enthusiastic, allowing VTech to regain significant shelf space at key US retailers. Having achieved good sell-in with retailers, we intend to execute marketing and promotional campaigns carefully to achieve good sell-through to the end consumers. To help build further critical mass for V.Smile, we plan to launch a major promotion campaign. We will also continue to build our platform in the China market, which we see as a growth potential in the medium term.



The contract manufacturing services business will continue to benefit from the organic growth offered by the global electronic manufacturing services market, which is expected to see a double-digit sales increase in calendar year 2004. Implementation of cell-based manufacturing should further raise productivity and enhance competitiveness. We will also expand the customer base through selected media advertising, participation in trade fairs, as well as increased investment in business development and product design support for customers.

Stakeholders' Support

Finally I would like to thank my fellow directors, the executive management and all employees of VTech for their continued hard work and dedication. My thanks go also to our customers, brand partners and suppliers for their continued commitment to our joint success, and to our shareholders for their valued support.

Growth with Innovation

VTech has turned the corner. We are firmly back on the growth path, with an operation that is delivering exciting product innovation and excellent execution. With its core competencies, I am confident that VTech can create greater value for its shareholders in the years ahead.



Allan WONG Chi Yun
Chairman
Hong Kong, 29th June 2004

Message from Deputy Chairman



Albert LEE Wai Kuen
Deputy Chairman

VTech's strategy to develop the China market continued to make progress during the financial year 2004. Supported by the country's rapid economic growth and the creation of a middle class that places great emphasis on children's education, we are currently focusing on the development of our electronic learning products business and we see China offering medium and long-term growth potential for the Group. Despite the rapid market growth and the huge potential, we recognise that China is a market that needs to be approached cautiously.


Vtech
Vtech

To increase brand awareness and market penetration in China, we are partnering with Beijing San Chen Blue Cat Toy Co., Ltd to co-develop the Chinese electronic learning products market using new "Blue Cat • VTech" branded products

In July 2003, we developed and launched 16 products that were specifically designed for this market. To support the launch, a comprehensive promotional campaign, including TV commercials, PR activities, as well as newspaper and magazine advertisements were put in place. We also participated in a number of trade fairs, such as the 16th International Toy Fair in Guangzhou, to build up our base of sales agents.

The initial response from the market has been positive. Our products are now available in major department stores and supermarkets, including Carrefour, WalMart and Jusco in the Pearl River Delta, the Yangtze River Delta, Beijing and its surrounding areas, as well as Chengdu in Sichuan province.



To increase brand awareness and market penetration in China, we are partnering with Beijing San Chen Blue Cat Toy Co., Ltd to co-develop the Chinese electronic learning products market using the new 'Blue Cat • VTech' branded products. This agreement was announced in May 2004. 'Blue Cat' is a cartoon character that enjoys tremendous popularity in China through television and a wide range of products, including books, stationeries and apparels. Currently, 'Blue Cat' products are being sold in approximately 3,000 retail outlets across China, representing the largest distribution network for children's consumer products in the market.


合作签约仪式

By leveraging the popularity and the extensive distribution network of 'Blue Cat', the partnership will be an important step forward for VTech's development in electronic learning products in China. Supported by our strong R&D capability and TV commercials, we are confident that VTech will benefit from the huge potential of this emerging market and achieve further expansion in the financial year 2005.

Management Discussion and Analysis

- Operating profit (excluding lawsuit settlement gain) increased by 94.1% to US$49.5 million
- Profit attributable to shareholders* rose by more than 1.4 times
- Strong revenue rebound at telecommunication products
- Strong turnaround at electronic learning products business
- Earnings per share raised by 13.3% to US20.5 cents per share
- Total dividend of US10.0 cents per share for the year, representing 1.8 times increase
- Net cash of US$102.6 million

* Excluding lawsuit settlement gain and non-recurring tax provisions

REVENUE

The Group has returned to a growth path as can be evidenced by the increase in the Group revenue. During the financial year ended 31st March 2004, the Group reported a revenue of US$915.2 million, representing a growth of US$48.7 million or 5.6% over the same in the previous financial year. This growth mainly came from strong demand for our telecommunication products, which recorded a 12.7 % year on year increase in revenue to US$687.2 million. The revenue from the electronic learning products business declined by 19.3% to US$130.7 million due to underperformance in the US market resulting in the preceding financial year. The revenue for contract manufacturing services remained stable.

Group Revenue in Last 5 Years


US$ million
1,500
1,200
900
600
300
0
1,045.9
1,334.9
959.8
866.5
915.2
00
01
02
03
04

The Group revenue is mainly contributed by its three core businesses as follows: 75.1% of the Group revenue came from telecommunication products, 14.3% from electronic learning products and 10.6% from contract manufacturing services.

Group Revenue by Product Line



	2004 %	2004 US$ million
Telecommunication products	75.1	687.2
Electronic learning products	14.3	130.7
Contract manufacturing services	10.6	97.3
Total	100.0	915.2

North America continues to be the Group's largest market segment. Revenue from this market accounted for 74.5% of the Group revenue for the financial year 2004. Europe and Asia Pacific market segments contributed 21.9% and 2.6% respectively.

Group Revenue by Region



	2004 %	2004 US$ million
North America	74.5	681.8
Europe	21.9	200.3
Asia Pacific	2.6	23.4
Others	1.0	9.7
Total	100.0	915.2

In the telecommunication products business, US$622.2 million or 90.5% of revenue came from sales in North America. The business is, however, rapidly expanding in Europe. Revenue from the European market for the financial year 2004 was US$55.8 million, an increase of 91.1% over the same in the previous financial year.

Telecommunication Products Revenue by Region



	2004 %	2004 US$ million
North America	90.5	622.2
Europe	8.1	55.8
Others	1.2	8.0
Asia Pacific	0.2	1.2
Total	100.0	687.2

The electronic learning products business' revenue from the North American market declined from US$64.1 million in financial year 2003 to US$25.3 million in financial year 2004, a decrease of 60.5%. Such a decrease had been anticipated by management at the beginning of financial year 2004 and measures had been taken to ensure the bouncing back of revenue growth in the financial year 2005 and beyond. Revenue ... market increased moderately from US$88.0 million to US$99.8 million.

Electronic Learning Products Revenue by Region



	2004 %	2004 US$ million
Europe	76.3	99.8
North America	19.4	25.3
Asia Pacific	3.0	3.9

GROSS PROFIT/MARGIN

The gross profit for financial year 2004 was US$281.3 million, a decrease of US$7.7 million compared to the same in the previous financial year. Gross margin for the year fell from 33.4% to 30.7%. The reasons for the decrease in gross margin were mainly due to the change in sale mix and on-going price erosion of the Group's products.

OPERATING PROFIT

The operating profit for the year ended 31st March 2004 was US$49.5 million, a decrease of US$10.0 million over the previous financial year. If we excluded the gain on settlement of a lawsuit of US$34.0 million which was included in the operating profit in the previous financial year, the operating profit in financial year 2004 increased by US$24.0 million, or 94.1%. This improvement came from strong control of selling and distribution costs, administrative and other operating expenses. These expenses decreased from US$232.5 million in financial year 2003 to US$198.6 million in financial year 2004. During the financial year 2004, the appreciation of Euros and other currencies against US dollars gave rise to a net exchange gain of US$5.0 million, compared to the net exchange gain of US$2.2 million in the previous financial year.


R&D Expenditure on Core Businesses in Last 5 Years
US$ million
60
50
40
30
20
10
0
35.2
54.1
28.9
31.0
33.2
00
01
02
03
04

Research and development activities are vital for the long-term development of the Group. During the financial year 2004, the Group spent US$33.2 million on research and development activities, which represented 3.6% of total Group revenue.

TAXATION

The Group settled its dispute with the Hong Kong Inland Revenue Department ("HKIRD") regarding offshore income claims. The final settlement resulted in a write back of overprovision for taxation relating to prior years of US$3.3 million.

NET PROFIT AND DIVIDENDS

The profit attributable to shareholders for the year ended 31st March 2004 was US$46.3 million, an increase of US$5.5 million as compared to the previous financial year. If we excluded the gain on settlement of a lawsuit of US$34.0 million in the previous financial year and the effects of taxation arising from the dispute with HKIRD in both financial years 2003 and 2004, the profit attributable to shareholders in financial year 2004 rose by more than 1.4 times. For the financial year 2004, the ratio of EBIT and EBITDA to revenue was 5.4% and 7.4% respectively.


EBITDA/Revenue in Last 5 Years
EBIT/Revenue in Last 5 Years
%
15
10
5
0
(5)
(10)
(15)
7.8
4.4
(11.6)
(15.0)
5.9
2.4
9.7
6.9
7.4
5.4
00
01
02
03
04


Profit/(Loss) Attributable to Shareholders in Last 5 Years
US$ million
80
40
0
(40)
(80)
(120)
(160)
(200)
44.8
(215.0)
11.2
40.8
46.3
00
01
02
03
04

Earnings per share for the year ended 31st March 2004 were US20.5 cents as compared to US18.1 cents in the previous financial year. During the year, the Group declared and paid an interim dividend of US3.0 cents per share, which aggregated to US$6.8 million. The directors have proposed a final dividend of US7.0 cents per share, which will be aggregated to US$15.8 million. Total dividend for the year amounted to US10.0 cents per share, representing an increase of US6.5 cents or 1.8 times from the previous year.

Review of Operations
Telecommunication Products

The telecommunication products business reported strong growth in revenue and profit during the financial year 2004

Telecommunication Products Revenue in Last 5 Years


US$ million
900
750
600
450
300
150
0
549.0
823.8
670.0
609.8
687.2
00
01
02
03
04

The telecommunication products business reported strong growth in revenue and profit during the financial year 2004. Revenue increased by 12.7% to US$687.2 million, while sales of corded and cordless phones, as well as accessories grew by 17.4% over the same period. The growth in revenue was primarily driven by strong sales of both AT&T and VTech branded cordless phones as well as the expansion of the European DECT cordless phone business. At the same time, the telecommunication products business was also able to record a second consecutive record year in terms of profitability. This was particularly notable given the challenges brought by SARS in the early part of the year as well as the disruption in the supply of some key components that began in mid 2003 and continued throughout the remainder of the financial year 2004.

A notable success during the financial year 2004 was the launch and sales of nearly one million VTech VMIX 2.4GHz cordless phones in North America. Designed specifically for the teenage and young adult market, these phones include innovative features such as polyphonic musical ring tones, recordable ring tones, and interchangeable multicolour handset and base faceplates. Also noteworthy were sales of both AT&T and VTech branded 5.8GHz cordless phones, which once again demonstrated significant growth as the 5.8GHz technology pioneered by VTech continued to be well accepted by consumers. As a result of these and other products launched during the financial year, we remained the largest provider of corded and cordless phones in North America.

Europe was also a key growth driver for the business, as the telecommunication products business aggressively expanded


Innovation Drives
Growth

LIQUIDITY AND FINANCIAL RESOURCES

The shareholders' funds as at 31st March 2004 were US$162.6 million, a 27.5% increase from the US$127.5 million reported for financial year 2003. The net assets per share increased by 27.6% from US56.5 cents to US72.1 cents.

As at 31st March 2004, the Group had net cash of US$102.6 million, as compared to US$67.7 million as at 31st March 2003. Total interest bearing liabilities were US$2.6 million, of which US$0.6 million was repayable within one year, US$0.4 million was repayable between one and two years, US$0.6 million was repayable between two and five years and US$1.0 million was repayable after five years. A majority of the Group's borrowing is denominated in Euros and is on a fixed-rate basis. An amount of US$2.4 million of the total gross interest bearing liabilities is secured against land and buildings. The gross debts to shareholders' funds as at 31st March 2004 was 1.6% against 2.1% in the previous financial year.

Liquidity and Financial Resources

As at 31st March 2004 and 2003 All figures are in US$ million unless stated otherwise	2004	2003
Cash	**105.2**	70.4
Less: Total interest bearing liabilities	**(2.6)**	(2.7)
Net cash position	**102.6**	67.7
Gross debts to shareholders' funds	**1.6%**	2.1%

TREASURY POLICIES

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operations and interest rates on its interest bearing loans. It is our policy not to engage in speculative activities. Forward foreign exchange contracts and interest rate swaps are used to hedge certain exposures.

WORKING CAPITAL

The stock balance as at 31st March 2004 increased by 14.4% over the balance at 31st March 2003 to US$96.1 million. The turnover days increased from 63 days to 69 days. The trade debtors balance as at 31st March 2004 was US$137.6 million, an increase of 11.9% as compared to that reported for the previous financial year. The turnover days fell from 71 days in the previous financial year to 60 days in financial year 2004.

Working Capital

As at 31st March 2004 and 2003 All figures are in US$ million unless stated otherwise	2004	2003
Stocks	**96.1**	84.0
Average stocks as a percentage of Group revenue	**9.8%**	10.3%
Turnover days	**69 days**	63 days
Trade debtors	**137.6**	123.0
Average trade debtors as a percentage of Group revenue	**14.2%**	14.5%
Turnover days	**60 days**	71 days

CAPITAL EXPENDITURE

For the year ended 31st March 2004, the Group invested US$19.5 million in plant, machinery, equipment, computer systems and other tangible assets. All of these capital expenditure were financed from internal resources.

CAPITAL COMMITMENTS AND CONTINGENCIES

During the year, the Group committed to the implementation of a new global enterprise resources planning system to enhance the supply chain management. The total investment for the project is estimated at approximately US$12 million in which US$3.0 million has been incurred in the financial year 2004. It will be financed from internal resources.

As of the financial year end date, the Group had no material contingencies.

EMPLOYEES

Number of Employees

As at 31st March 2004 and 2003	2004	2003
Manufacturing	**18,200**	12,100
Non-manufacturing	**1,500**	1,400
Total employees at year end	**19,700**	13,500
Average for the year	**18,700**	15,600

As at 31st March 2004, the Group had approximately 19,700 employees, an increase of 6,200 from 13,500 in the previous financial year. Employee costs for the year ended 31st March 2004 were approximately US$99 million, as compared to US$90 million in the financial year 2003.

The Group has established an incentive bonus scheme and a share option scheme for its employees, in which the benefits are determined based on the performance of the Group and individual employees.



its presence in the European market by working closely with leading telecommunication operators in the UK and Germany as well as the Swissvoice Group. Sales of DECT cordless phones rose by 91.1% over the previous financial year. As a result of this increase, sales in Europe accounted for 8.1% of the total revenue of the telecommunication products business in the financial year 2004, compared with 4.8% during the financial year 2003.

In January 2004, the telecommunication products business launched its first data networking products sold under the AT&T brand in North America. These products included wireless routers, notebook and PCI adapters, and other data networking accessories. The launch of these products provides an opportunity for future revenue growth, and will support the development of new telephony products that benefit from the increasingly rapid convergence of voice and data transmission, through technologies such as Voice over Internet Protocol (VoIP).

Once again, the telecommunication products business' customer-centric approach was an important factor in its success. During the financial year 2004, customer relationships were further strengthened as the business rolled out its collaborative planning, forecasting and replenishment programme to more key customers. This programme enables both customers and VTech to achieve better inventory management. It further enables VTech to match customers' requests and requirements more closely and with a higher degree of flexibility through its lean manufacturing operations. As a result of these and other enhancements throughout the entire supply chain, the business was able to deliver significant revenue growth without a corresponding increase in working capital.

The telecommunication products business' revenue growth was further supported by a substantial increase in R&D spending during the financial year 2004. This resulted in an increased number of new products launched in time for the Spring 2004 modular resets of key North American retail customers and further supported our expansion in Europe. Overall, R&D expenditure for the telecommunication products business rose by 31.0% to US$22.0 million during the financial year 2004. Through the introduction of innovative and feature rich products, such as colour LCD 5.8GHz cordless phones with downloadable pictures and recordable ring tones in North America and more feature rich DECT phones in Europe, the business actively countered continuing price erosion of maturing cordless features and technology platforms.


Welcome to vtech
vtech


vtech

In addition to increasing its commitment to R&D, the telecommunication products business also embarked upon a comprehensive upgrade of its internal IT infrastructure. This project includes the implementation of new Oracle database and reporting modules for financial control and reporting, order management, enterprise resource planning, and customer relationship management. The benefits from this upgrade will be seen beginning in the financial year 2005.

Looking forward, management expects that the 2005 financial year ahead will be challenging. The telecommunication products business operates in an exceptionally competitive environment with strong competitors, ongoing price erosion of existing technology platforms, and the potential of disruption and unfavourable pricing of key electronic components. Nonetheless, the business is well positioned for further revenue and profit growth, particularly given its improved market position and performance over the past three years and its substantial and ongoing investments in R&D, IT infrastructure, and most importantly, its people.

"I am very pleased to report that the telecommunication products business continued to perform well during the financial year 2004. Although we faced tremendous challenges throughout the year, the extraordinary commitment of our team and the continued support of our customers and suppliers enabled us to record a significant growth in revenue for the first time in three years and further achieve a second consecutive record year in terms of profitability."

James C. KRALIK
Chief Executive Officer
Telecommunication Products Business



Awards

- Telecommunication products business was awarded the prestigious "2003 Hong Kong Awards for Industry: Productivity Award" for its achievement in the "Lean Manufacturing Project".




2003

- The gz2456 2.4GHz cordless phone and i5801 5.8GHz cordless phone handset were awarded the Silver Award and Grand Prize respectively in the HKEIA Award for Outstanding and Innovative Product Competition.

Review of Operations
Electronic Learning Products


Electronic Learning Products Revenue in Last 5 Years
US$ million
400
300
200
100
0
348.3
291.2
193.7
161.9
130.7
00
01
02
03
04

The electronic learning products business achieved marked progress during the financial year 2004 in revitalising its business. Profitability improved dramatically despite there was a 19.3% decline in revenue to US$130.7 million.

The reduction in revenue had been expected by management at the beginning of financial year 2004 and was mainly due to our underperformance in the US market in the previous year. Shelf space allocated by our retail customers to VTech products decreased in 2003, which directly caused reduction in sales revenue, despite the fact that our 2003 product range achieved solid demand from consumers and satisfactory sell-through situation in the US market. Sales in Europe continued to be strong with especially good results in the United Kingdom, France, Germany and Spain, enabling VTech to continue its leadership position in major electronic learning products segments in Europe. These segments are: Electronic Infant Toys, Electronic Pre-school Toys and Electronic Learning Aids.


Vtech

The improvement in profitability was mainly supported by a much leaner operating structure that was implemented by the present management in late 2002. The savings in operating expenses were dramatic, as we rationalised advertising and promotional expenses as well as selling and administrative overhead to make them proportionate to the scale of our present operations.

Our new approach to R&D is more efficient and responsive to the demands in the market. This new approach brings a much tighter integration between our overseas marketing experts and our R&D professionals, design engineering and product development teams, located in Hong Kong SAR and mainland China. In this new approach, substantial market information and data are fed to the R&D professionals to facilitate innovation and development of our new products that meet the demands in our target market

The new and revamped product lines have successfully enabled VTech to regain shelf space in the US market


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"The three-year strategic plan which was initiated in late 2002 to revitalise our electronic learning products business has proven to be successful. We have achieved good results in the financial year 2004 and are moving confidently to accomplishing the plan, i.e. to achieve significant growth in both revenue and profitability with exciting new product lines, part of which feature the world's most famous children's cartoon characters."

Edwin YING Lin Kwan
Chief Executive Officer
Electronic Learning Products Business



Awards





- V.Smile was given "Seal of Approval" by the *National Parenting Center* in the US.
- Fly & Discover Globe was awarded Dr. Toy's "100 Best Toys of 2003" in the US.

Innovation Drives Synergy





places. In addition, the resources allocated to the design engineering teams have been proportionately expanded to increase the number of new innovative products created and shorten the development cycle considerably.

The benefits of our new approach to R&D are readily evidenced in the completely revamped 2004 products line-up. In October 2003, we launched the industry's first TV Learning System, V.Smile, specifically designed for children between the age of 3–7 years old. V.Smile offers to "turn game time into brain time" by combining educational value and game contents in a form currently available only to older children. VTech produces both the console and the interchangeable game cartridges. Our customers' responses to V.Smile have been enthusiastic. In addition, our new product line-up also included fresh new features such as pen writing recognition technology that have increased customers' acceptance.

As an important strategy for our electronic learning products business, V.Smile and certain other electronic learning products now feature the world's most famous children's cartoon characters. Various licensing agreements were concluded in the financial year 2004. The incorporation of popular children's cartoon characters such as Winnie the Pooh, Lion King, Little Mermaid, Mickey & Friends, Scooby-Doo, Care Bears, Brainy Baby and Spiderman greatly enhances the attraction of our products to children and recognition among parents. More licensed characters will be added in future to add value to our products.

During the financial year 2004, VTech also began laying the groundwork to expand into new markets in Latin America, Scandinavia, Central and Eastern Europe, and Asia Pacific.

The new and revamped product lines have successfully enabled VTech to regain shelf space in the US market and further expand our dominance in Europe. These would result in a significant bounce back in revenue and further improvement in profitability in the financial year 2005.



Innovation Drives Competitiveness

Review of Operations
Contract Manufacturing Services

Contract Manufacturing Services Revenue in Last 5 Years


US$ million
150
125
100
75
50
25
0
66.7
127.1
92.8
94.7
97.3
00
01
02
03
04

The contract manufacturing services business continued to deliver steady organic growth. Revenue increased slightly by 2.7% over the financial year 2003 to US$97.3 million. Efforts in cost control contributed to stable profit for the business.

Revenue growth was constrained by a sharp drop in orders from two customers whose products performed badly in the market following changes in the US regulations. Although the drop was offset by a strong increase in orders from other customers, the result was that revenue grew modestly as compared with other China based electronic manufacturing services providers.



During financial year 2004, VTech was able to secure additional businesses from existing customers, some of whom even doubled their orders. This performance testifies our ability to deliver quality products, as well as flexible and price competitive services to customers.

The well-diversified nature of the contract manufacturing services business supported its stable development. Geographically, 46.0% of sales was generated from customers in Europe,

During the financial year 2004, VTech was able to secure additional businesses from existing customers, some of whom even doubled their orders





30.9% from those in the US and 13.4% from the Japanese market. By product category, professional audio equipment accounted for 30.5% of total contract manufacturing services revenue, followed by power supplies at 26.1% and wireless products at 13.4%.

The prices of raw materials and components began to rise from the second quarter of the financial year 2004, as the global economy gradually improved. The business was able to find local alternative sources and leverage the Group's purchasing power, which mitigated the impact of the price increases.



In the second quarter of the financial year 2004, the business was successful in securing ISO13488 and TS16949 certifications, enabling VTech to enter into the production of automotive parts and medical equipment. Orders in these segments from existing customers accounted for only a small portion of contract manufacturing services revenue in the financial year 2004, but marketing and promotion saw good progress and we confidently expect additional business and new customers from these two areas.

Customer service levels were enhanced as the new R&D centre in Shenzhen came into full operation. VTech is now able to offer a comprehensive "one-stop shop" service. This not only helps customers improve product design from a cost and quality perspective, but takes initial concepts from first design through to full production. The service will drive considerable revenue growth in the financial year 2005.

During the final quarter of the financial year 2004, the business also began to implement the cell-based manufacturing process that has raised productivity and increased flexibility at the other businesses. This will further enable VTech to improve its responsiveness to customers and to offer incremental improvements in costs, which are the key to achieving top and bottom line growth.

"Our ability to deliver quality products, as well as flexible and price competitive services resulted in a record number of customer awards during the financial year. The diversified nature of the business, meanwhile, ensured the business to achieve steady development."

Andy LEUNG Hon Kwong
Chief Executive Officer
Contract Manufacturing Services Business



Awards



- Contract manufacturing services business was given the "2003 Valued Supplier Award" by ITC.

- Contract manufacturing services business was given the "Value Added Supplier of the Year Award for 2003" by Harman Music Group.



Year in Review

Apr 2003


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- VTech participated in the 16th Guangzhou International Toys, Children's Commodities & Gifts Fair in Guangzhou, China as part of its continuing efforts to explore the China market and evaluate potential trading partners.

- Contract manufacturing services business participated in the Shanghai NEPCON 2003 Exhibition, an event that received strong local and overseas industry supports.


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May 2003


ELECTRONICS INSTOCK AWARD
AT&T/V-TECH

- Telecommunication products business was awarded the Sam's Club's "Supplier of the Year Award", Target's "Electronics Instock Award" and BJ's "Partnership Award" in recognition of its outstanding customer services.

- VTech Holdings Ltd was ranked 6th in corporate governance among Hong Kong companies in the 2003 CLSA Corporate Governance Report, produced by CLSA and the Asian Corporate Governance Association (ACGA).

Jun 2003


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- VTech announced its financial year 2003 annual results, showing a continued improvement in profitability and financial position, providing the Group a solid foundation for future growth.

Jul 2003


SGS

- Contract manufacturing services business attained ISO13488 quality certification for the manufacture of medical equipment, opening a new avenue of growth.

- VTech successfully launched 16 electronic learning products in the Pearl River Delta area to test the China market, an important first step to open up the long-term potential for the Group.

Aug 2003



- VTech launched its GiGA 2.4X series of 2.4GHz cordless phone in Hong Kong, giving local consumers access to these highly acclaimed products.

Sept 2003

- Contract manufacturing services business attained the TS16949 certification for manufacturing automotive parts, opening another new avenue of growth.

- Contract manufacturing services business was ranked one of the Top 100 Contract Manufacturers for the year 2002 by *Electronic Business* magazine. The ranking was published in the September 2003 "Top Contract Manufacturers" issue.

Oct 2003


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- The newly developed TV Learning System, V.Smile, received an encouraging response from major trade customers in the US at its first preview.

- VTech delivered the world's most advanced 5.8GHz cordless phone handset, i5801, with full colour LCD display.


NISSEI

Contract manufacturing services business was presented the "Excellent Commitment and Partnership" Award by Nissei Electronics Industry Co., Ltd in recognition of its outstanding customer service.

Nov 2003



The Smart Book was given a "Gold Award" by the UK's *Right Start* magazine.

Dec 2003



VTech announced the signing of synergistic licensing agreements with Disney Consumer Products. The agreements enable VTech to feature popular Disney characters on many of its electronic learning products and in V.Smile cartridges.



Telecommunication products business received the 2003 IRIS Award for the VMIX Launch PR Campaign in the US.



Jan 2004

James D. PALMER was appointed the President of VTech Communications, Inc. to strengthen marketing, brand and product management of the telecommunication products business.



A new range of AT&T and VTech products, including AT&T branded E-line of the 2.4GHz and 5.8GHz cordless phones, wireless data networking products and accessories were introduced at the annual Consumer Electronics Show in Las Vegas, US.



VTech Holdings Ltd was named the "Best Small Cap Company for Hong Kong Region" in *"Asiamoney's* 12th best-managed companies' poll". This award is a strong endorsement of the Group's continuous efforts to achieving the highest standards of management and performance.

Feb 2004

King F. PANG was appointed Group Chief Technology Officer to enhance VTech's capability in product development and introduction, enabling the Group to strengthen its pioneering position in telecommunication and electronic learning products businesses.

VTech formally unveiled its highly anticipated V.Smile TV Learning System and the 2004 products line-up at trade fairs in Germany, the UK and the US.

VTech announced licensing agreements with Warner Brothers, The Brainy Baby Co., Marvel Enterprises, Inc and Joester Loria Group — American Greetings, allowing the Group to use Scooby-Doo, Baby Looney Tunes, Brainy Baby's left brain and right brain theory, Spiderman and Care Bears on some electronic learning products and V.Smile cartridges.



Mar 2004

VTech participated in CeBIT at Hannover, Germany, to introduce its advanced DECT cordless phones to customers. The show is widely seen as the world's leading showcase for information technology and telecommunications.



VTech launched its 5.8GHz cordless phones in Hong Kong, bringing the consumers in Hong Kong an ever-increasing standard of phone technology.

Contract manufacturing services business was given the "Top Supplier for FY2004" Award by Crown International, in recognition of its excellent customer service during the year.



V.Smile TV Learning System

TURN GAME TIME INTO BRAIN TIME



With licensed characters from Disney, Warner Brothers, Marvel and American Greetings for its cartridges, this product combines educational content, lovable characters and a video game platform in a system that connects directly to the TV for children aged 3 to 7. It is currently unique to the market and very well-received by the trade customers. It will be available to consumers in the US and Europe starting from the late June 2004.

Corporate Affairs

The Group is committed to continuously improving its standard of corporate governance and ensuring full, timely and equitable disclosure of relevant information. VTech has devoted increasing effort over the years to building relationships with its global investor base

INVESTOR RELATIONS

The Group is committed to continuously improving its standard of corporate governance and ensuring full, timely and equitable disclosure of relevant information. VTech has devoted increasing effort over the years to building relationships with its global investor base.

Investor Briefings

During the financial year 2004, VTech held over 50 one-on-one meetings with investors to keep them abreast of the latest company developments. In addition, we organised site visits to our advanced manufacturing facilities in Dongguan, Southern China. Senior management also participated in investor conferences in Hong Kong.

Results Announcement Webcast

Beginning with the financial year 2003 interim results announcement, VTech began webcasting its analyst briefing, allowing investors not present in Hong Kong or in the meeting to watch the event, accompanied by the detailed slide presentations.

Quarterly Newsletter

The Group's quarterly newsletter, first issued in 2002, continues to keep investors informed of the latest developments at VTech.


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Investor Relations Website

For both institutional and retail investors, the corporate website www.vtech.com provides up-to-date investor information, including press releases, event calendar, stock exchange announcements and "pdf" versions of the annual and interim reports.


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EMPLOYEE RELATIONS

The people who work at VTech, from our factory floor through senior management, have consistently demonstrated loyalty and enthusiasm to the Group. We take care to attract, retain and motivate employees.

Open Communications

Open communications are critical to sound employee relations and VTech has sought to use the latest technology to expand the scope of its dialogue with employees at all levels.

VTech's intranet is a powerful tool that enables efficient communication between all our offices worldwide, offering information on Group's developments, guidelines and standards, and cross-functional resource tools. Through the intranet, the global on-line quarterly newsletter keeps staff informed of key developments within the Group.

The quarterly "Chairman's Letter" continues to open lines of communications directly between staff and the Chairman. In the letter, the Chairman discusses broad issues facing the Group and solicits the views of those affected. The responses from employees have been encouraging.

The Suggestion Box, a simple post box that provides another channel for feedback and information, has also seen wide usage.

E-Culture Building Programme

To help foster a strong and consistent culture within the Group as well as to enhance employee relationship with better communications, in August 2003 VTech again launched its group-wide e-Corporate Culture Building programme to its offices around the world, with the theme of "Searching for Excellence." More than 400 employees participated by logging on to the special web page. There was a particularly strong response to the segment on "future directions'" showing the keen interest of employees on the Group's future strategies.

Language Training

As a multinational organisation with a world-wide market reach, multiple language skills are increasingly important in the workplace. During the financial year 2004, approximately 200 employees participated in English, Cantonese and Putonghua training to address the needs in both Hong Kong and China offices, which were greatly welcomed by employees seeking to upgrade their skills.

Fun at Work

The team spirit of employees was further enhanced through a variety of activities organised by the Group. During the financial year, several leisure trips were organised for employees in Hong Kong, such as a four-day trip to Beijing and Shanghai to let them relax and enjoy outside work.



Employment Policy

The policy at VTech is to employ, retain, promote, terminate and treat all employees on the basis of merit, qualifications and competence. The Group creates a favourable work environment in which all employees can enjoy equal opportunities at work and avoid discrimination on the grounds of age, sex, status, disability or any other non-job related factor.

VTECH AND THE COMMUNITY

VTech aims to enhance people's lives by making them more enjoyable, fulfilling, convenient and enlightening.

The Group creates prosperity through the employment it provides to 19,700 people from all walks of life in the United States, Europe and Asia. VTech also seeks effective ways of supporting community initiatives in the markets where it operates that help further ideals such as improved access to education and support for individuals in genuine need.

Internships in Hong Kong and Canada

VTech has provided internships for students at universities and colleges in Hong Kong and Canada, giving them the opportunity to gain real-life experience of the world of work. During the financial year, over 30 students took advantage of the programme.

Donations in Mainland China

VTech's pioneering work in electronic learning products was expanded to China in July 2003, with the launch of a new range of products adapted specifically for the learning needs of the market. To help more children experience the fun of learning, VTech donated electronic learning products to over 15 kindergartens and schools in Beijing, Guangdong, Chengdu and Kunming.


向首批希望小学教学实验基地
捐赠教案和器材


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Awards
Best

CORPORATE GOVERNANCE

VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making are properly regulated. This commitment has enabled the Group to gain recognition from the investment community. Two awards were received during the year.

- "Best Small Cap Company for Hong Kong Region" in *Asiamoney's* "12th best-managed companies' poll"; and
- 10th in Hong Kong region in *BusinessWeek's* second annual "Special Report on Corporate Governance" in Europe and Asia.

Our company structure also helps ensure that the Group operates in a lawful, ethical, structured, transparent and effective manner.

The Board of Directors

The Board now comprises two executive directors and four independent non-executive directors. The Board has established three governing boards with defined terms of reference. They are the Board of Management, Audit Committee and Risk Management Committee. To meet the new requirements of the Code on Corporate Governance, a Remuneration Committee with a majority of independent non-executive directors has also been set up on 29th June 2004. Further committees may be established in the future as and when needed.

Board of Management

The Management Board has been delegated the authority by the Board of Directors to be responsible for the management of all business activities of the Group. Its members are appointed by the Board from time to time and comprise executive directors and senior management executives.

VTech is committed to maintaining a strong system of corporate governance

Audit Committee

The Audit Committee, comprising three independent non-executive directors, has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

The Audit Committee meets at least twice a year to receive reports from external auditors, reviews the interim and annual financial statements, and receives regular reports from the internal audit function.

Risk Management Committee

The Risk Management Committee assists the Audit Committee and management in reviewing and assessing the adequacy of the Group's risk management and internal control systems. It meets as required and to report to the Board in conjunction with the Audit Committee.

The Group maintains controls to safeguard the Group's assets and ensure that transactions are executed in accordance with management's authorisation. The information systems in place are designed to ensure that the financial report is reliable. The Chief Compliance Officer will assist the Risk Management Committee to review these controls independently and evaluate their adequacy, effectiveness and compliance.

Profile of Directors

Allan WONG Chi Yun, JP, aged 53, Chairman and Group Chief Executive Officer, co-founded the Group in 1976. Dr. WONG holds a Bachelor of Science degree in electrical engineering from the University of Hong Kong, a Master of Science degree in electrical and computer engineering from the University of Wisconsin and an honourary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. WONG is the Chairman of the Hong Kong Applied Science and Technology Research Institute and a member of the Council of Advisors on Innovation and Technology. He is also a council member of the University of Hong Kong, an independent non-executive director of the Bank of East Asia Ltd, China-Hongkong Photo Products Holdings Ltd and Li & Fung Ltd.

Albert LEE Wai Kuen, aged 53, Deputy Chairman, joined the Group in 1984 and became a director in the same year. Before joining the Group, he ran his own electronics manufacturing service company for two years and was a manager of a computer chess game manufacturing company for three years. Mr. LEE holds a Bachelor of Science degree in electrical engineering from the University of Calgary.

Raymond CH'IEN Kuo Fung, GBS, CBE, JP, aged 52, is Independent Non-executive Director since November 2001. Dr. CH'IEN is Executive Chairman of chinadotcom corporation as well as Chairman of its subsidiary, hongkong.com corporation. He is also non-executive Chairman of HSBC Private Equity (Asia) Ltd and MTR Corporation Limited. Dr. CH'IEN serves on the boards of HSBC Holdings plc; the Hongkong and Shanghai Banking Corporation Ltd; Inchcape plc; Convenience Retail Asia Ltd and The Wharf (Holdings) Ltd. In public service, Dr. CH'IEN is Chairman of the Hong Kong/Japan Business Cooperation Committee; and Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption. Dr. CH'IEN is an honourary President and Past Chairman of the Federation of Hong Kong Industries. He is also President of Hong Chi Association, Hong Kong's leading non-governmental organisation helping mentally handicapped persons. He was previously Chairman of the Industry and Technology Development Council and the Hong Kong Industrial Technology Centre Corporation Ltd. From 1992 to 1997, Dr. CH'IEN was a member of the Executive Council of Hong Kong, then under British Administration. He was appointed a member of the Executive Council of the Hong Kong SAR on 1st July 1997 and served until June 2002. He received a doctoral degree in Economics from the University of Pennsylvania, USA in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star Medal in 1999.

William FUNG Kwok Lun, OBE, JP, aged 55, is Independent Non-executive Director since November 2001. Dr. FUNG is the Group Managing Director of Li & Fung Limited and has held key positions in major trade associations. He is past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters' Association and the Hong Kong Committee for the Pacific Economic Cooperation Council. He currently serves as a member of the Economic and Employment Council of the Hong Kong SAR. Dr. FUNG holds a Bachelor of Science in Engineering from Princeton University, and an MBA degree from the Harvard Graduate School of Business. He has been awarded an Honourary Doctorate degree of Business Administration by the Hong Kong University of Science and Technology. Dr. FUNG is also Non Executive director of Convenience Retail Asia Limited, HSBC Holdings plc., chinadotcom corporation and CLP Group Holdings Limited.

Michael TIEN Puk Sun, BBS, JP, aged 53, is Independent Non-executive Director since November 2001. Mr. TIEN is Chairman and founder of the G2000 Group which starts its business back in 1979. Before starting up G2000, he worked with Macy's Department Store in New York, USA. Mr. TIEN is an active member in Hong Kong community affairs, holding posts like Chairman of the Standing Committee on Language Education and Research; Vice Chairman of the Employee Retraining Board and member of the Education Commission. Mr. TIEN was appointed as the Chairman of Kowloon-Canton Railway Corporation in December 2001.

Patrick WANG Shui Chung, JP, aged 53, is Independent Non-executive Director since November 2001. Dr. WANG is the Chairman and Chief Executive Officer of Johnson Electric Holdings Limited. He is a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority, a member of Hong Kong/United States Business Council, and a General Committee member of The Hong Kong General Chamber of Commerce. Dr. WANG is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Tristate Holdings Limited. In May 2004, Dr. WANG received an Honourary Doctorate of Engineering from Purdue University in Indiana, USA. He earned both his BSc and MSc degrees in Electrical Engineering from Purdue University in 1972.

Profile of Senior Management

Telecommunication Products

James C. KRALIK, aged 39, Chief Executive Officer of Telecommunication Products Business, is responsible for overseeing the global consumer telephone business. Mr. KRALIK began his career as a management consultant at McKinsey & Company where he counseled leading clients in various industries in both Asia and North America. Prior to joining VTech in 2001, he founded and managed one of Asia's leading media and entertainment companies. Mr. KRALIK holds a Bachelor degree in Economics from Harvard College and an MBA degree from the Harvard Business School. He is an independent non-executive director of Tristate Holdings Ltd.

Kent WONG Wah Shun, aged 41, Chief Operating Officer of Telecommunication Products Business, is responsible for overall business operations including manufacturing, component supply and sourcing, and new product development. Mr. WONG joined VTech in 1989 and over the years has held management positions in a number of areas including business development, engineering, operations, and quality assurance. Mr. WONG received a High Diploma in Applied Physics from Polytechnic University of Hong Kong and holds a Master degree in Engineering from Warwick University UK, a Master degree in Engineering Management from City University, Hong Kong and an MBA degree from Strathclyde Business School, UK.

James D. PALMER, aged 38, President of VTech Communications, Inc., is responsible for the Telecommunication Products Business marketing/brand management, product management and sales activities in North America. Prior to joining VTech in January 2004, Mr. PALMER served as Vice President Product Development and Marketing at Uniden, Inc., and was responsible for Uniden's portfolio of consumer products being sold in North America. He also spent more than ten years at Motorola, Inc. where he held a number of management positions in both North America and Europe. Mr. PALMER holds a Bachelor of Science degree in Electrical Engineering from the Georgia Institute of Technology, with additional training in biomedical engineering, human factors and wireline technologies.

Philip J. SHERMAN, aged 53, Senior Vice President and Chief Operating Officer, North America, is responsible for overseeing the Telecommunication Products Business administration, finance, sales support and operations in North America. Mr. SHERMAN joined VTech in 1999 and has 30 years of experience in finance, operations and general management with a number of leading global corporations including Textron Inc. and The Stanley Works, Inc. Mr. SHERMAN holds a Bachelor degree in Accounting from Roger Williams University and an MBA degree from Bryant College. He is a member of Financial Executives International and Society for Human Resource Management.

Gary TAM Wai Keung, aged 40, Vice President and General Manager of International Sales and Market Development, is responsible for the development of the Telecommunication Products Business sales and marketing activities in Europe, South America and other international markets outside of North America. He is also responsible for ODM (Original Design Manufacturing) business activities worldwide. Mr. TAM joined VTech in 1986 and has held management positions in a number of areas including operations, and sales and marketing. He holds a Bachelor degree in Electronics from Chinese University of Hong Kong and a MBA degree from Strathclyde Business School, UK.

Gary K. ROGALSKI, aged 41, Vice President of Engineering, is responsible for the Telecommunication Products Business worldwide engineering research and development activities. He leads teams based in Vancouver, Canada, Hong Kong and China that develop 900MHz, 2.4GHz and 5.8GHz digital telephony products as well as other voice and data transmission technologies. Mr. ROGALSKI joined VTech in 1988 and has 19 years of engineering research and development experience in the telecommunications industry. He holds a Diploma in Telecommunications from British Columbia Institute of Technology.

Stanley M. HARTSTEIN, aged 47, Vice President of Business Development, is responsible for the development of new business activities including the launch of Data Networking, VoIP products and VTech's Be Connected subsidiary. He further coordinates the Telecommunication Products Business day to day relationship with AT&T Corp. Mr. HARTSTEIN has over 22 years experience in the consumer electronics industry. Prior to joining VTech in 2000, he held a number of management positions at Sony Corp., AT&T Corp. and Lucent Technologies Inc. Mr. HARTSTEIN holds a Bachelor degree in Accounting from the State University of New York.

Nicholas P. DELANY, aged 52, Vice President of Supply Chain and Logistics, is responsible for the overall management of the Telecommunication Products Business logistics and supply chain activities. Prior joining VTech in 2000, Mr. DELANY had over 20 years sales and management experience in the industrial, retail, construction and mining industries in the Asia, Europe and South Africa. He also has seven years experience developing supply chain systems with leading corporations in North America including The Stanley Works, Inc. Mr. DELANY holds a Bachelor degree in Marketing and Financial Management from the University of South Africa & Damlein College.

Paulina AU King Lun, aged 34, Divisional Financial Controller, is responsible for financial reporting and control of the Telecommunication Products Business global operations. Ms. AU has over 10 years of experience in professional accounting and finance and prior to joining VTech in 2000, she worked with PricewaterhouseCoopers as an audit manager. Ms. AU holds a Bachelor degree in Accountancy from City University of Hong Kong and a Master degree in Finance from Macquarie University, Australia. She is a Fellow Member of Association of Chartered Certified Accountants and an Associate Member of Hong Kong Society of Accountants.

Electronic Learning Products

Edwin YING Lin Kwan, aged 51, Chief Executive Officer of Electronic Learning Products business, is responsible for overseeing the global Electronic Learning Products business. Mr. YING joined VTech in 1986 as Chief Mechanical Engineer. Before joining the Group, he had 10 years of technical experience in electronic products. Mr. YING holds a Bachelor of Science degree in mechanical engineering from the University of Hong Kong.

Alan TSO Yan Wing, aged 45, Chief Financial Officer and Chief Operating Officer of Electronic Learning Products business, joined the Group in November 2001 and appointed to the present positions in December 2002. In the same month, he was also appointed as Director of Corporate Communications to look after the Group's investor relationships and communication functions. He has over 20 years of experience in professional accounting and finance. He holds a Master degree in Business Administration from the University of Ottawa and is an Associate Member of the Hong Kong Society of Accountants, a Fellow Member of Association of Chartered Certified Accountants in the United Kingdom, and a Member of the Certified General Accountants in Canada.

William TO, aged 48, President of VTech Electronics North America, L.L.C., joined the Group in 1983. Mr. TO is responsible for the Group's Electronic Learning Products business in the United States of America and Canada. He holds a Master degree in Business Administration from the University of Chicago.

Andrew DICKSON, aged 43, Chief Executive Officer of Northern Europe operation of Electronic Learning Products business, joined the Group in November 2001. Mr. DICKSON is responsible for the Group's electronic learning products business in the United Kingdom and Scandinavia. With over 16 years of experience in sales and marketing of consumer durable products and operational management experience in marketing, finance and logistical functions, he had been the United Kingdom Managing Director of IDTUK (Oregon Scientific UK Ltd). Mr. DICKSON graduated from Royal College of Music and attended Insead International School of Management.

Gilles SAUTIER, aged 48, Chief Executive Officer of Southern Europe operation of Electronic Learning Products business, joined the Group in November 2000 and is responsible for the Group's electronic learning products business in France, Belgium, Spain, Portugal, Greece and Turkey. With over 24 years of experience in marketing, sales and management in the toy industry, he held various positions in Kenner-Parker, Spear's Games, Ideal Toys and Majorette. He holds a Bachelor degree in Law from Paris University and a Master degree in Business Administration from L'ESSEC, a French business school. Mr. SAUTIER is a member of the Board of the French Toy Federation.

Josef LUKAS, aged 48, Managing Director of Central Europe operation of Electronic Learning Products business, joined the group in March 2001 and is responsible for the Group's electronic learning products business in Germany, Austria, Switzerland, Netherlands, Poland, Hungary and Russia. With over 21 years of experience in retailing and branded consumer goods industry, he had been the Managing Director of Binney and Smith for Germany and Austria. He holds a Bachelor degree in Business from the University of Munich.

Contract Manufacturing Services

Andy LEUNG Hon Kwong, aged 45, Chief Executive Officer of Contract Manufacturing Services business since April 2002 after serving as General Manager for 9 years. He joined VTech in 1988. Mr. LEUNG has 19 years of experience in the EMS industry. He holds a Bachelor of Science degree in electrical engineering from the University of Newcastle Upon Tyne in the UK and he holds an MBA degree from Oklahoma City University in the United States.

Alex CHOI Lap Hung, aged 41, Vice President of Business Development of VTech Communications Ltd, is responsible for the development of contract manufacturing services business worldwide and the project management team. Before joining the Group in November 2002, Mr. CHOI worked in another couples of EMS companies for 16 years in various perspective, including marketing, project management and quality assurance. He holds a Master of Engineering degree of Manufacturing Systems Engineering from Warwick University, United Kingdom.

Kent CHEUNG King Fai, aged 42, Senior Material Manager of VTech Communications Ltd. Mr. CHEUNG joined VTech in 1989. He holds a Diploma in Management Studies. Mr. CHEUNG has more than 21 years of experience in the electronics industry. Prior to joining VTech, he held a senior position in various electronic companies.

Albert YUNG Kam Kit, aged 47, System & QA Manager of VTech Communications Ltd, is responsible for quality management of the contract manufacturing services. Before joining VTech in 2000, Mr. YUNG had 18 years of experience in electronic manufacturing. He holds a Bachelor of Science degree in Electrical Engineering from the University of Hong Kong.

Corporate Services

PANG King Fai, aged 48, Group Chief Technology Officer, joined the Group in February 2004. Dr. PANG is responsible for establishing and maintaining a group-wide infrastructure in order to enhance VTech's capability for product development and introduction. Prior to joining VTech, he held various senior management positions at LSI Logic Corp. in the United States. He has also held senior engineering positions at Trident Microsystems, Inc and Hewlett Packard Company. Dr. PANG holds a BSc (Eng) from the University of Hong Kong, a MPhil from London University, and a PhD (EE) from Stanford University.

CHANG Yu Wai, aged 44, Company Secretary and Chief Compliance Officer. Joined the Group in June 2000 after spending 8 years with one of the leading international accounting firms in Hong Kong. He has over 15 years of experience in professional accounting and auditing. Mr. CHANG is a member of the Institute of Chartered Accountants in England and Wales.

Shereen TONG Ka Hung, aged 35, Group Chief Financial Officer, is responsible for the Group accounting, treasury and financial functions. She joined the Group in 1994 and had over 14 years of finance and accounting experience. She holds two Master degrees in Business Administration and Information Systems from Manchester Business School and Hong Kong Polytechnic University. She is an associate of Chartered Institute of Bankers, Chartered Institute of Management Accountants and Hong Kong Society of Accountants.

Helen WONG Shuk Ying, aged 50, Group Chief Information Officer, joined the Group in May 2003. With over 20 years of IT, consulting and accounting experience, she has held many senior positions in Hong Kong and Canada. Prior to joining the Group, she was with PricewaterhouseCoopers Consulting (Hong Kong) for over 13 years, and the last position held was partner in the consulting practice. Before that, she was a senior manager at the Hong Kong Hospital Authority. Prior to that, she worked in Canada as a senior systems manager in a commercial bank and a telecommunication company. Ms. WONG holds a Bachelor of Commerce degree from Queen's University, and is a member of the Certified Management Accountant (CMA) in Canada and the Hong Kong Computer Society.

The directors have pleasure to present their report and the audited financial statements of the Group for the year ended 31st March 2004.

PRINCIPAL ACTIVITY The principal activity of the Group is the design, manufacture and distribution of consumer electronic products.

GROUP RESULTS The results of the Group for the year ended 31st March 2004 are set out in the consolidated income statement on page 29.

DIVIDENDS An interim dividend of US3.0 cents (2003: US1.5 cents) per ordinary share was paid to shareholders on 8th January 2004. The directors have recommended the payment of a final dividend of US7.0 cents (2003: US2.0 cents) per ordinary share to shareholders in respect of the year ended 31st March 2004 whose names appear on the register of members of the Company as at the close of business on 13th August 2004 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

The final dividend will be payable on 31st August 2004 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those shareholders whose names appear on the register of members of the Company in the United Kingdom will receive the equivalent amount in sterling pounds both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 23rd August 2004.

COMMENTARY ON PERFORMANCE A commentary on the performance of the Group is included in the review of operations set out on pages 10 to 15.

FINANCIAL SUMMARY A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 47.

TANGIBLE ASSETS Details of the movements in tangible assets are shown in note 8 to the financial statements.

SHARE CAPITAL, SHARE OPTIONS AND WARRANTS Details of the movements in share capital, share options and warrants of the Company during the year are set out in note 18 to the financial statements.

RESERVES Movements in the reserves of the Group and the Company during the year are set out in note 19 to the financial statements.

DONATIONS During the year, the Group made charitable and other donations in aggregate of US$20,000.

DIRECTORS The Board of Directors (the "Board") of the Company during the year and up to 29th June 2004 comprised:

Mr. Allan WONG Chi Yun	(Chairman and appointed as Group Chief Executive Officer since 1st January 2004)
Mr. Albert LEE Wai Kuen	(Deputy Chairman)
Mr. Paddy LAW Wai Leung	(Group Chief Executive Officer up to and including 31st December 2003 and a director of the Company up to and including 31st March 2004)
Mr. Raymond CH'IEN Kuo Fung	(Independent Non-executive Director)
Mr. William FUNG Kwok Lun	(Independent Non-executive Director)
Mr. Michael TIEN Puk Sun	(Independent Non-executive Director)
Mr. Patrick WANG Shui Chung	(Independent Non-executive Director)

Mr. Raymond CH'IEN Kuo Fung and Mr. William FUNG Kwok Lun shall retire from the Board in accordance with Bye-law 112 of the Bye-laws of the Company, but being eligible, shall offer themselves for re-election as directors of the Company at the forthcoming annual general meeting.

The Company received confirmation of independence in respect of the year ended 31st March 2004 from each of the independent non-executive directors pursuant to Rule 3.13 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Brief biographical details of directors and senior management are set out on pages 21 to 24.

DIRECTORS' SERVICE CONTRACTS None of the directors has a service contract with any company in the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES As at 31st March 2004, the interests and short positions of the directors and the chief executive of the Company in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO") and according to the records of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom (the "UK Listing Rules") were as follows:

(1) Long positions in the ordinary shares of the Company

Name of director	Capacity	Number of shares held	Total number of shares held as at 31st March 2004	Percentage of shareholding held as at 31st March 2004
Allan WONG Chi Yun	Beneficial owner	10,307,393	88,377,229	39.2%
	Interest of spouse	3,968,683		
	Founder Interest	74,101,153 *(Note 1)*		
Albert LEE Wai Kuen	Beneficial owner	499,332	499,332	0.2%
Paddy LAW Wai Leung	—	—	—	—
Raymond CH'IEN Kuo Fung	—	—	—	—
William FUNG Kwok Lun	Beneficial owner	1,041,630	1,041,630	0.5%
Michael TIEN Puk Sun	Founder interest	1,123,000 *(Note 2)*	1,123,000	0.5%
Patrick WANG Shui Chung	—	—	—	—

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Newcourt Trustees Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun is the founder. Newcourt Trustees Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Effecting on 7th June 2004, Trustcorp Limited has been appointed as the trustee of The Wong Chung Man 1984 Trust in place of Newcourt Trustees Limited.

Note 2: The shares were registered in the name of Romsley International Limited which is a wholly-owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as the trustee of The Joy Plus Trust. The Joy Plus Trust is a discretionary trust of which Mr. Michael TIEN Puk Sun is the founder.

(2) Share options of the Company

Name of director	Date of grant	Exercise price	Exercisable period (Note 1)	Number of share options held as at 1st April 2003	Number of share options held as at 31st March 2004
Allan WONG Chi Yun	11th March 2002	HK$10.2	11th March 2005 to 10th March 2007	2,000,000	2,000,000
Albert LEE Wai Kuen	5th March 2002	HK$10.2	5th March 2005 to 4th March 2007	1,750,000	1,750,000
Paddy LAW Wai Leung	5th March 2002	HK$10.2	5th March 2005 to 4th March 2007	1,750,000	— (Note 2)
Paddy LAW Wai Leung	26th July 2002	HK$8.71	26th July 2005 to 25th July 2007	150,000	— (Note 2)

Note 1: For one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were accepted and shall not be exercisable after 60 months from the date on which such options were accepted.

Note 2: All share options which were granted to Mr. Paddy LAW Wai Leung lapsed on the date on which he served his notice of resignation as a director of the Company.

Save as disclosed above, as at 31st March 2004, none of the directors and the chief executive of the Company has any interest or short position in the shares or the underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies containing in the Listing Rules or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the UK Listing Rules.

DIRECTORS' INTERESTS IN CONTRACTS Save as the transaction described under the paragraph headed "Connected Transaction", no contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDINGS As at 31st March 2004, according to the register maintained by the Company under Section 336 of the SFO and the records of notification made to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules and in so far as is known to the Company, the parties, (other than the directors and the chief executive of the Company), who held 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests were as follows:

Name of shareholder	Capacity	Number of shares held	Approximate Percentage of shareholding
HKSCC Nominees Limited	Nominee	107,049,074	47.5%
Newcourt Trustees Limited	Interest of controlled corporation (Notes 1 & 3)	74,101,153	32.9%
Honorex Limited	Beneficial owner (Notes 1 & 3)	1,416,325	29.7%
	Interest of controlled corporation (Notes 1 & 3)	65,496,225	
Conquer Rex Limited	Beneficial owner (Notes 1 & 3)	65,496,225	29.0%
Value Partners Limited	Investment manager (Notes 2 & 3)	29,482,000	13.1%
CHEAH Cheng Hye	Interest of controlled corporation (Notes 2 & 3)	29,482,000	13.1%
HSBC Nominees (Hong Kong) Nominee Limited	Nominee	17,137,195	7.6%
Twin Success Pacific Limited	Beneficial owner (Notes 1 & 3)	7,188,603	3.2%

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Newcourt Trustees Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun ("Mr. WONG"), a director of the Company, is the founder. Newcourt Trustees Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Mr. WONG's founder interests in the 74,101,153 shares of the Company has also been disclosed under the section headed "directors' interests and short positions in shares and underlying shares" above. Effecting on 7th June 2004, Trustcorp Limited has been appointed as the trustee of The Wong Chung Man 1984 Trust in place of Newcourt Trustees Limited.

Note 2: Mr. CHEAH Cheng Hye is deemed to be interested in such shares through its 31.82% interest in Value Partners Limited.

Note 3: The interest stated above represents long position.

Save as disclosed above, the Company has not been notified by any person (other than the directors of the Company) who had interests or short positions in the shares or underlying shares of the Company as at 31st March 2004 which were required to be disclosed to the Company under Part XV of the SFO, or which were recorded in the register required to be kept by Company under Section 336 of the SFO or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules.

MANAGEMENT CONTRACTS No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

SECURITIES PURCHASE ARRANGEMENTS At the annual general meeting held on 6th August 2003, shareholders renewed the approval of a general mandate authorising the directors to effect repurchases of the Company's own shares up to a limit of 10% of the shares in issue as at that date.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

MAJOR CUSTOMERS AND SUPPLIERS During the year, the Group's largest supplier accounted for approximately 13.3% of the total value of the Group's purchases and the five largest suppliers in aggregate accounted for 32.7% of the total value of the Group's purchases. The Group's largest customer accounted for approximately 13.9% of the Group revenue and the Group's five largest customers in aggregate accounted for approximately 41.0% of the Group revenue during the year.

None of the directors, their associates or any shareholder (who, to the knowledge of the directors, owns more than 5% of the Company's share capital) had an interest in the customers and the suppliers noted above.

PRE-EMPTIVE RIGHTS There is no provision for pre-emptive rights under the Bye-laws of the Company and there are no statutory restrictions against such rights under the laws of Bermuda in which the Company is incorporated.

SHARE OPTION SCHEME The Company operates share option scheme for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of these share option schemes include executive directors and employees of the Company and its subsidiaries.

On 10th August 2001, the Company adopted a share option scheme (the "2001 Scheme") under which the directors may, at their discretion, at any time during the 10 years from the date of adoption of the 2001 Scheme, invite employees of the Company and any subsidiaries of the Group, including executive directors (but excluding non-executive directors) to take up shares of the Company in accordance with the terms of the 2001 Scheme.

HomeRelay Communications, Inc. ("HomeRelay"), a subsidiary of the Company, located and established under the laws of the United States of America, adopted a stock option plan in August 2000 (the "HomeRelay Plan"). Under the HomeRelay Plan, HomeRelay may grant up to 10% of HomeRelay's common stock and a committee designated by the board of directors of HomeRelay may fix the terms and vesting of the options which in no event shall exceed 10 years. All outstanding stock options of HomeRelay Plan lapsed since 10th September 2003 as a result of the termination of employment of the relevant grantees under the HomeRelay Plan.

Details of the 2001 Scheme and the HomeRelay Plan are set out in note 18 to the financial statements.

CONNECTED TRANSACTION As announced on 11th April 2003 and 14th May 2004, the Company has entered into a transaction which constituted a connected transaction of the Company under the Listing Rules and Chapter 11 of the UK Listing Rules (as the case may be) as set out below:

On 11th April 2003, the Company as tenant entered into a lease (the "Lease") with Aldenham Company Limited ("Aldenham") as landlord for the lease of the premises situated at Bowen Road, Hong Kong for 2 years commencing on 1st April 2003 and expiring on 31st March 2005 at a monthly rental of HK$250,000 for the purpose of providing housing to Mr. Allan WONG Chi Yun ("Mr. WONG"), a director and a substantial shareholder holding 41.22% of the entire issued share capital of the Company at that time. As at 11th April 2003 when the Lease was entered into, Aldenham was 50% owned by the spouse of Mr. WONG and 50% indirectly owned by a trust, the discretionary objects of which were Mr. WONG and his family members. Aldenham subsequently became an indirect wholly-owned subsidiary of the said trust, the beneficiaries of which are family members of Mr. WONG, a director, the chief executive and a substantial shareholder.

ANNUAL GENERAL MEETING The following business will be proposed at the annual general meeting to be held on 13th August 2004:

1. the grant to the directors of the Company of a general mandate to repurchase shares representing up to 10% of the issued share capital of the Company as at the date of the Annual General Meeting;

2. the grant to the directors of the Company of a general mandate to allot, issue and otherwise deal with shares representing up to 20% of the issued share capital of the Company as at the date of the Annual General Meeting;

3. the grant to the directors of a general authority to allot, issue and otherwise deal with shares of the aggregate amount of the shares repurchased under the repurchase mandate and;

4. amendments to the Bye-laws of the Company.

AUDIT COMMITTEE The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the audited financial statements for the year ended 31st March 2004. The Audit Committee also received reports from external auditors to review the nature, scope and results of the external audit.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, all are independent non-executive directors of the Company.

CODE OF BEST PRACTICE In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period except that certain independent non-executive directors of the Company are not appointed for a specific term.

AUDITORS In February 2003, PricewaterhouseCoopers resigned as auditors of the Company and KPMG were appointed as the auditors of the Company to fill the casual vacancy caused by the resignation of PricewaterhouseCoopers.

The financial statements have been audited by KPMG, who retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. A resolution for the re-appointment of KPMG as auditors of the Company will be proposed at the forthcoming annual general meeting of the Company.

By Order of the Board

Allan WONG Chi Yun
Chairman

Hong Kong, 29th June 2004

Report of the Independent Auditors

KPMG

TO THE SHAREHOLDERS OF VTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of VTech Holdings Limited ("the Company") and its subsidiaries ("the Group") set out on pages 29 to 46 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS These consolidated financial statements are the responsibility of the Group's directors who are required to prepare financial statements which give a true and fair view.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to the shareholders, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION In our opinion the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of 31st March 2004 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and the Bermuda Companies Act 1981.

KPMG
Certified Public Accountants

Hong Kong, 29th June 2004

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

For the year ended 31st March 2004

	Note	2004 US$ million	2003 US$ million
Revenue	1	**915.2**	866.5
Cost of sales		**(633.9)**	(577.5)
Gross profit		**281.3**	289.0
Selling and distribution costs		**(150.7)**	(166.8)
Administrative and other operating expenses		**(47.9)**	(65.7)
Research and development expenses		**(33.2)**	(31.0)
Gain on settlement of a lawsuit		**—**	34.0
Operating profit	1 & 2	**49.5**	59.5
Net finance income/(costs)	4	**0.4**	(1.0)
Share of results of associates		**—**	(0.2)
Profit from ordinary activities before taxation		**49.9**	58.3
Taxation	5	**(3.6)**	(17.4)
Profit from ordinary activities after taxation		**46.3**	40.9
Minority interest		**—**	(0.1)
Profit attributable to shareholders	19	**46.3**	40.8
Interim dividend	6	**6.8**	3.4
Final dividend	6	**15.8**	4.5
Earnings per share (US cents)	7		
— Basic		**20.5**	18.1
— Diluted		**20.5**	18.1

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st March 2004

	Note	2004 US$ million	2003 US$ million
Shareholders' equity at 1st April		**127.5**	89.4
Surplus arising on revaluation of other properties	19	**—**	0.5
Realisation of hedging reserve	19	**3.6**	0.4
Fair value losses on hedging during the year	19	**(3.6)**	—
Exchange translation differences	19	**0.1**	(0.2)
Net gains and losses not recognised in the income statement		**0.1**	0.7
Profit attributable to shareholders	19	**46.3**	40.8
Dividends approved and paid during the year	19	**(11.3)**	(3.4)
Shareholders' equity at 31st March		**162.6**	127.5

CONSOLIDATED BALANCE SHEET

As at 31st March 2004

	Note	2004 US$ million	2003 US$ million
Non-current assets			
Tangible assets	8	**48.7**	48.0
Leasehold land payments	9	**1.8**	2.7
Deferred tax assets	10	**3.7**	3.9
Investments	11	**0.2**	0.2
		54.4	54.8
Current assets			
Stocks	12	**96.1**	84.0
Assets held for sale		**8.0**	8.0
Debtors and prepayments	13	**153.9**	139.9
Taxation recoverable		**4.6**	1.5
Cash and cash equivalents		**105.2**	70.4
		367.8	303.8
Current liabilities			
Creditors and accruals	14	**(200.3)**	(171.4)
Provisions	15	**(40.7)**	(40.4)
Borrowings	17	**(0.6)**	(0.5)
Taxation payable		**(14.4)**	(15.0)
		(256.0)	(227.3)
Net current assets		**111.8**	76.5
Total assets less current liabilities		**166.2**	131.3
Non-current liabilities			
Borrowings	17	**(2.0)**	(2.2)
Deferred tax liabilities	10	**(1.6)**	(0.8)
		(3.6)	(3.0)
Minority interest		**—**	(0.8)
Net assets		**162.6**	127.5
Capital and reserves			
Share capital	18	**11.3**	11.3
Reserves	19	**151.3**	116.2
Shareholders' funds		**162.6**	127.5

Approved and authorised for issue by the Board of Directors on 29th June 2004

Allan WONG Chi Yun
Director

Albert LEE Wai Kuen
Director

The notes on pages 30 to 46 form part of these financial statements.

Principal Accounting Policies

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2004

	Note	2004 US$ million	2003 US$ million
Operating activities			
Operating profit		**49.5**	59.5
Depreciation charges	2	**17.9**	24.1
Amortisation of leasehold land payments	2	**0.1**	0.1
Impairment of leasehold land payments	2	**—**	0.2
Loss on disposal of tangible assets and leasehold land	2	**1.9**	1.4
Gain on disposal of subsidiaries	2	**(1.1)**	—
Gain on settlement of a lawsuit		**—**	(34.0)
(Increase)/decrease in stocks		**(12.1)**	10.4
(Increase)/decrease in debtors and prepayments		**(14.0)**	25.4
Increase/(decrease) in creditors and accruals		**28.9**	(7.7)
Increase in provisions		**—**	1.2
Cash generated from operations		**71.1**	80.6
Net proceeds on settlement of a lawsuit		**—**	34.0
Interest received		**0.7**	1.2
Interest paid		**(0.3)**	(2.2)
Taxes paid		**(6.3)**	(3.0)
Net cash generated from operating activities		**65.2**	110.6
Investing activities			
Proceeds from disposal of tangible assets and leasehold land		**1.3**	1.9
Proceeds from disposal of assets held for sale		**—**	7.7
Proceeds from disposal of subsidiaries		**1.1**	—
Purchase of tangible assets	8	**(19.5)**	(14.1)
Net cash used in investing activities		**(17.1)**	(4.5)
Financing activities			
Net repayment of borrowings		**(0.1)**	(92.9)
Dividends paid	6	**(11.3)**	(3.4)
Dividend paid to minority shareholder		**(0.8)**	(0.1)
Net cash used in financing activities		**(12.2)**	(96.4)
Effect of exchange rate changes		**(1.1)**	(2.4)
Increase in cash and cash equivalents		**34.8**	7.3
Cash and cash equivalents at beginning of the year		**70.4**	63.1
Cash and cash equivalents at end of the year		**105.2**	70.4
Analysis of the balance of cash and cash equivalents			
Cash at bank and deposits		**105.2**	70.4

The notes on pages 30 to 46 form part of these financial statements.

A **BASIS OF PREPARATION** The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related Interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Bermuda Companies Act 1981.

These financial statements are prepared on a historical cost basis as modified by the revaluation of certain properties.

The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

The Company was incorporated in Bermuda. In view of the international nature of the Group's operations, the financial statements are presented in United States Dollars, rounded to the nearest million.

The Group's separable segments are set out in note 1 to the financial statements.

B **BASIS OF CONSOLIDATION** The consolidated financial statements include the financial statements of the Company and its subsidiaries together with the Group's share of the results and retained post acquisition reserves of its associates under the equity method of accounting drawn up for the year ended 31st March. All significant inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation.

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit after taxation. Investments in subsidiaries are stated at cost less impairment losses (see note K) in the Company's balance sheet.

Associates are those entities, not being subsidiaries, in which the Group exercises significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates under the equity method, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of that associate. Investments in associates are stated at cost less impairment losses (see note K) in the Company's balance sheet.

C GOODWILL Goodwill arising on acquisition represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associate. Goodwill is stated at cost less accumulated amortisation and any impairment losses (see note K). Amortisation of goodwill charged to the income statement is calculated using the straight-line method over its estimated useful life not exceeding five years.

The profit or loss on disposal of a subsidiary or an associate is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised.

D NEGATIVE GOODWILL Negative goodwill arising on the acquisition represents the excess of the fair values of the net identifiable assets and liabilities acquired over the cost of the acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill will be recognised as income in the consolidated income statement when the future losses and expenses are recognised.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses at the date of acquisition, negative goodwill will be recognised as income in the consolidated income statement on a systematic basis over the remaining useful life of the identifiable acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised immediately in the consolidated income statement.

The gain or loss on disposal of a subsidiary or an associate includes the unamortised balance of negative goodwill relating to the subsidiary or associate disposed of.

E FOREIGN CURRENCIES Transactions denominated in foreign currencies are translated into United States dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at the exchange rates ruling at the balance sheet date.

Net exchange differences arising from the translation of the financial statements of subsidiaries and associates expressed in foreign currencies are taken directly to exchange reserve. All other exchange differences are dealt with in the income statement.

F REVENUE RECOGNITION Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is stated net of sales taxes and discounts, after eliminating sales within the Group.

Revenue from the provision of services is recognised when the services are rendered.

Interest income is recognised on a time-apportioned basis that takes into account the effective yield on the asset. Dividend income is recognised when the Group's right to receive payment is established.

G RESEARCH AND DEVELOPMENT Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities.

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Expenditure on development activities is capitalised only if the product or process is clearly defined, technically and commercially feasible, the attributable expenditure is separately identifiable and the Group has sufficient resources and the intention to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads which are directly attributable to development activities. Capitalised development costs are stated at cost less accumulated amortisation and impairment losses (see note K). Development expenditure that does not meet the above criteria is recognised as an expense in the period in which it is incurred.

Amortisation is calculated to write off capitalised development costs on a straight-line basis over their estimated useful lives, commencing from the date when the products are put into commercial production.

H INTANGIBLE ASSETS Intangible assets that are acquired by the Group are carried at cost less any accumulated amortisation and any impairment losses (see note K). Amortisation commences from the date when the developed product is available for use.

I TANGIBLE ASSETS AND DEPRECIATION Land and buildings are stated at cost or valuation performed by professional valuers every three years less amounts provided for depreciation except in the case of freehold land which is not depreciated. In the intervening years the directors review the carrying value and adjustment is made where there has been a material change. The valuations are on an open market value basis and are incorporated in the annual financial statements. Increases in valuation are credited to the revaluation reserve; decreases are first set off against increases on earlier valuations in respect of the same assets and thereafter are charged to the consolidated income statement. Upon the disposal of a revalued property, the relevant portion of the realised revaluation reserve in respect of previous revaluations is transferred from revaluation reserve to revenue reserve.

All other tangible assets are stated at cost less accumulated depreciation and impairment losses (see note K).

Gains or losses arising from the disposals of tangible assets are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of disposal.

Depreciation is calculated to write off the cost or valuation of assets on a straight-line basis over their estimated useful lives which are as follows:

Long-term leasehold buildings	Lease term
Freehold buildings, short-term leasehold buildings and leasehold improvements	10 to 30 years or lease term, if shorter
Machinery and equipment	3 to 5 years
Motor vehicles, furniture and fixtures	3 to 7 years
Moulds	1 year

J LEASES Leases of property, plant and equipment in terms of which that the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease less accumulated depreciation and impairment losses (see note K). Finance charges are charged to the income statement in proportion of the capital balances outstanding.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Leasehold land payments are up-front payments to acquire long-term leasehold interests in land. These payments are stated at cost and are amortised over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

K IMPAIRMENT OF ASSETS The carrying amounts of the Group's assets including property, plant and equipment and other non-current assets, including goodwill and other intangible assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discounted rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

L CONSTRUCTION IN PROGRESS Construction in progress represents machinery and equipment under construction and pending installation and are stated at cost less impairment losses (see note K). Cost comprises the purchase costs of equipment and the related installation costs.

Construction in progress is transferred to machinery and equipment when the asset is substantially ready for its intended use and depreciation will be provided at the appropriate rates in accordance with the depreciation policies specified in note I.

No depreciation is provided in respect of construction in progress.

M OTHER INVESTMENTS Other investments held by the Group are stated at fair value, with any resultant gain or loss being recognised in the income statement. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is recognised to the income statement as they arise.

N STOCKS AND ASSETS HELD FOR SALE (i) Stocks are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average or the first-in-first-out basis, and comprises materials, direct labour and an appropriate share of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimates of costs of completion and selling expenses.

(ii) Assets held for sale are stated at anticipated realisable value.

O TRADE DEBTORS Trade debtors are carried at anticipated realisable value. An allowance is made for doubtful debts based upon the evaluation of the recoverability of these outstanding amounts at the balance sheet date. Bad debts are written off in the income statement during the year in which they are identified.

P CASH AND CASH EQUIVALENTS For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits with banks and other financial institutions, short-term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and which have a maturity of three months or less at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents.

For the purpose of the balance sheet, cash and cash equivalents are cash on hand, deposits with banks and other financial institutions, which are not restricted in its use. Bank overdrafts are included in borrowings in current liabilities.

Q **TRADE CREDITORS** Trade and other creditors are stated at their cost.

R **PROVISIONS** A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The Group recognises the estimated liability on expected return claims with respect to products sold. This provision is calculated based on past experience of the level of repairs and returns.

The Group provides for expenses related to closure of business locations and reorganisations of the Group's operations which are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans.

The Group recognises the expected costs of accumulating compensated absences when employees render a service that increases their entitlement to future compensated absences, measured as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

S **INCOME TAX** Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purpose. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is being realised or the liability is settled. The effect of any changes in tax rate is charged or credited to the income statement. Deferred tax assets and liabilities are not discounted.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Provision for withholding tax which could arise on the remittance of earnings retained overseas is only made where there is a current intention to remit such earnings.

T **EMPLOYEE BENEFITS** The Group operates a number of defined contribution retirement schemes throughout the world, including Hong Kong, and a defined benefit retirement scheme in Hong Kong. The assets of all schemes are held separately from those of the Company and its subsidiaries.

(i) **Defined contribution plans** Contributions to the defined contribution schemes are at various funding rates that are in accordance with the local practice and regulations. Contributions relating to the defined contribution schemes are charged to the income statement as incurred.

(ii) **Defined benefit plans** For long-term employee benefits, pension costs arising under the defined benefit scheme are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. Plan assets are measured at fair value. Pension obligations are measured as the present value of the estimated future cash flows of benefits derived from employee past service, with reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees. The net assets or liabilities resulting from the valuation of the plan are recognised in the Group's balance sheet.

(iii) **Equity and equity related compensation benefits** The Company has a number of share option schemes which may grant options to certain employees of the Company and subsidiaries of the Group. No compensation cost of the obligation is recognised at the date of the grant. The option exercise prices are set out in note 18 on the financial statements. When the options are exercised, shareholders' equity is increased by the amount of the proceeds received.

U **FINANCIAL INSTRUMENTS** The Group's activities expose it to financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swap contracts to hedge certain exposures.

The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualifies as fair value hedges and that are highly effective, are recorded in the consolidated income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Notes to the Financial Statements

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserve are transferred to the consolidated income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated income statement.

If certain derivative transactions, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting under the specific rules in IAS 39, "Financial Instruments: Recognition and Measurement", changes in the fair value of these derivative instruments are recognised immediately in the consolidated income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised, when the committed or forecasted transaction ultimately is recognised in the consolidated income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately transferred to the consolidated income statement.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as risk management objective and strategy for undertaking various hedge transactions.

V **BORROWINGS** Borrowings are recognised as the proceeds are received, net of transaction costs incurred.

W **DIVIDENDS** Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

X **SEGMENT REPORTING** A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

1 **SEGMENT INFORMATION** Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format — business segments
Year ended 31st March 2004

		Telecommunication and electronic products US$ million	Other activities US$ million	Total US$ million
i	**Segment revenue**	913.0	2.2	915.2
	Segment result	55.6	0.2	55.8
	Unallocated corporate expenses			(6.3)
	Operating profit			49.5
	Net finance income			0.4
	Profit from ordinary activities before taxation			49.9
	Taxation			(3.6)
	Profit from ordinary activities after taxation			46.3
	Minority interest			—
	Profit attributable to shareholders			46.3
ii	**Segment assets**	335.6	1.3	336.9
	Associates	—	0.1	0.1
	Unallocated assets			85.2
	Total assets			422.2
	Segment liabilities	234.8	1.5	236.3
	Unallocated liabilities			23.3
	Total liabilities			259.6
iii	**Capital expenditure, depreciation and other non-cash expenses**			
	Capital expenditure	19.1	0.4	19.5
	Depreciation	17.2	0.7	17.9
	Amortisation of leasehold land payments	—	0.1	0.1
	Other non-cash expenses	5.1	—	5.1

The Group evaluates the performance and allocates resources to its operating segments. There are no sales or transactions between the business segments. Corporate administrative costs and assets are not allocated to the operating segments.

Segment assets consist primarily of tangible assets, stocks, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditure comprises additions to moulds, machinery and equipment, and other assets.

1 SEGMENT INFORMATION (continued)

Primary reporting format — business segments (continued)

Year ended 31st March 2003

		Telecommunication and electronic products US$ million	Other activities US$ million	Total US$ million
i	**Segment revenue**	864.0	2.5	866.5
	Segment result	63.9	(3.0)	60.9
	Unallocated corporate expenses			(1.4)
	Operating profit			59.5
	Net finance costs			(1.0)
	Share of results of associates	—	(0.2)	(0.2)
	Profit from ordinary activities before taxation			58.3
	Taxation			(17.4)
	Profit from ordinary activities after taxation			40.9
	Minority interest			(0.1)
	Profit attributable to shareholders			40.8
ii	**Segment assets**	296.4	1.9	298.3
	Associates	—	0.1	0.1
	Unallocated assets			60.2
	Total assets			358.6
	Segment liabilities	217.2	3.4	220.6
	Unallocated liabilities			9.7
	Total liabilities			230.3
iii	**Capital expenditure, depreciation and other non-cash expenses**			
	Capital expenditure	13.6	0.5	14.1
	Depreciation	22.5	1.6	24.1
	Amortisation of leasehold land payments	—	0.1	0.1
	Impairment charges	—	0.2	0.2
	Other non-cash expenses	5.7	—	5.7

Secondary reporting format — geographical segments

Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America — the operations are principally the distribution of telecommunication and electronic products.

Europe — the operations are principally the distribution of telecommunication and electronic products.

Asia Pacific — the Group is headquartered in the Hong Kong SAR and the Group's principal manufacturing operations are located in mainland China.

	Revenue 2004 US$ million	Revenue 2003 US$ million	**Operating profit/(loss) 2004 US$ million**	Operating profit/(loss) 2003 US$ million
North America	**681.8**	680.3	**43.7**	67.9
Europe	**200.3**	149.5	**8.4**	(6.2)
Asia Pacific	**23.4**	29.2	**(5.8)**	(2.0)
Others	**9.7**	7.5	**3.2**	(0.2)
	915.2	866.5	**49.5**	59.5

	Capital expenditure 2004 US$ million	Capital expenditure 2003 US$ million	**Total assets 2004 US$ million**	Total assets 2003 US$ million
North America	**2.5**	2.4	**142.1**	154.9
Europe	**0.3**	0.5	**54.1**	47.7
Asia Pacific	**16.7**	11.2	**216.8**	153.4
Others	**—**	—	**9.2**	2.6
	19.5	14.1	**422.2**	358.6

2 OPERATING PROFIT

The operating profit is arrived at after charging/(crediting) the following:

	Note	**2004 US$ million**	2003 US$ million
Staff related costs			
— salaries and wages		**95.5**	88.1
— pension costs: defined contribution schemes	16	**1.7**	1.5
— pension costs: defined benefit scheme	16	**1.5**	1.0
— severance payments		**2.3**	4.4
Depreciation charges	8		
— owned assets		**17.8**	23.9
— leased assets		**0.1**	0.2
Amortisation of leasehold land payments	9	**0.1**	0.1
Impairment of leasehold land payments	9	**—**	0.2
Loss on disposal of tangible assets and leasehold land		**1.9**	1.4
Gain on disposal of subsidiaries		**(1.1)**	—
Auditors' remuneration		**0.5**	0.6
Operating leases			
— land and buildings		**11.2**	8.7
— others		**1.7**	2.2
Provision for stock obsolescence		**6.9**	2.0
Provision for doubtful debts		**(1.8)**	3.7
Repairs and maintenance expenditure		**2.7**	2.6
Royalties		**12.3**	16.5
Exchange gain		**(8.6)**	(2.6)
Forward contracts: fair value losses on cash flow hedges transferred from hedging reserve	19	**3.6**	0.4

3 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

Directors' emoluments

	2004 US$ million	2003 US$ million
The emoluments of the directors of the Company are as follows:		
Fees	0.1	0.1
Salaries, allowances and benefits in kind	1.8	1.8
Bonuses	2.7	0.8
Contribution to retirement benefit schemes	0.1	0.1
Deemed profit on share option exercise	—	—
Inducement for joining the Group	—	—
Compensation for loss of office	—	—
	4.7	2.8

The table below shows the number of directors whose emoluments were within the bands stated:

	2004 Number of directors	2003 Number of directors
US$		
0 — 64,000	4	4
640,001 — 704,000	—	1
896,001 — 960,000	1	1
1,088,001 — 1,152,000	—	1
1,536,001 — 1,600,000	1	—
2,112,001 — 2,176,000	1	—
	7	7

Emoluments of independent non-executive directors included above amounted to US$60,000 (2003: US$60,000), being wholly in the form of directors' fees.

Senior executives' emoluments The directors' emoluments set out above exclude 2 senior executives (2003: 2) whose emoluments were among the five highest earning employees of the Group. Details of the emoluments in aggregate for these executives are set out below:

	2004 US$ million	2003 US$ million
Salaries, allowances and benefits in kind	0.8	0.9
Bonuses	1.1	1.2
Contribution to retirement benefit schemes	—	—
Deemed profit on share option exercise	—	—
Inducement for joining the Group	—	—
Compensation for loss of office	—	—
	1.9	2.1

The emoluments fell within the following bands:

	2004 Individuals	2003 Individuals
US$		
448,001 — 512,000	—	1
576,001 — 640,000	1	—
1,216,001 — 1,280,000	1	—
1,650,001 — 1,714,000	—	1
	2	2

4 NET FINANCE INCOME/(COSTS)

	2004 US$ million	2003 US$ million
Interest expense		
Wholly repayable within five years:		
Bank loans and overdrafts	(0.2)	(2.1)
Not wholly repayable within five years:		
Bank loans	(0.1)	(0.1)
Interest income	0.7	1.2
	0.4	(1.0)

5 TAXATION

	2004 US$ million	2003 US$ million
Current tax		
— Hong Kong	4.7	6.4
— Overseas	1.4	0.5
(Over)/underprovision in prior years		
— Hong Kong	(3.5)	10.8
— Overseas	—	(0.3)
Deferred tax		
— Origination and reversal of temporary differences	1.0	—
	3.6	17.4

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

In previous year, the Group made a provision of US$11.0 million representing the directors' best estimate of liability regarding a dispute with the Hong Kong Inland Revenue Department ("HKIRD") over the offshore income claims made by certain subsidiaries of the Group. The Group reached a compromised settlement agreement with the HKIRD in April 2004. The overprovision for taxation resulting from the compromised settlement was credited to the income statement for the year ended 31st March 2004.

5 TAXATION (continued)

The consolidated effective income tax rate for the year ended 31st March 2004 was 7.2% (2003: 29.8%). This effective income tax rate is reconciled to the statutory domestic income tax rate as follow:

	2004 %	2003 %
Statutory domestic income tax rate	**17.5**	16.0
Difference in overseas income tax rates	**0.2**	0.2
Non-temporary differences	**(4.3)**	(9.8)
Tax loss not recognised	**1.0**	5.7
(Over)/underprovision in prior years	**(6.9)**	18.0
Others	**(0.3)**	(0.3)
Effective income tax rate	**7.2**	29.8

6 DIVIDENDS

	Note	**2004** **US$ million**	2003 US$ million
Interim dividend of US3.0 cents (2003: US1.5 cents) per share declared and paid	19	**6.8**	3.4
Final dividend of US7.0 cents (2003: US2.0 cents) per share proposed after the balance sheet date	19	**15.8**	4.5

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

7 EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$46.3 million (2003: US$40.8 million).

The basic earnings per share is based on the weighted average of 225.5 million (2003: 225.5 million) ordinary shares in issue during the year. The diluted earnings per share is based on 226.0 million (2003: 225.5 million) ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares arising from the outstanding warrants and under the employee share option scheme.

8 TANGIBLE ASSETS

	Land and buildings US$ million	**Moulds, machinery and equipment** US$ million	**Motor vehicles, furniture and fixtures and leasehold improvements** US$ million	**Construction in progress** US$ million	**Total** US$ million
Cost or valuation					
At 1st April 2003	37.0	177.8	58.8	—	273.6
Additions	—	10.5	6.0	3.0	19.5
Disposals	(0.4)	(4.6)	(7.0)	—	(12.0)
Effect of changes in exchange rate	1.2	1.1	0.8	—	3.1
At 31st March 2004	**37.8**	**184.8**	**58.6**	**3.0**	**284.2**
Accumulated depreciation					
At 1st April 2003	16.4	158.5	50.7	—	225.6
Charge for the year	1.6	11.1	5.2	—	17.9
Disposals	—	(3.4)	(6.2)	—	(9.6)
Effect of changes in exchange rate	—	0.9	0.7	—	1.6
At 31st March 2004	**18.0**	**167.1**	**50.4**	**—**	**235.5**
Net book value at 31st March 2004	**19.8**	**17.7**	**8.2**	**3.0**	**48.7**
Net book value at 31st March 2003	20.6	19.3	8.1	—	48.0
Cost or valuation of tangible assets is analysed as follows:					
At cost	25.0	184.8	58.6	3.0	271.4
At professional valuation — 2003 (note (c))	12.8	—	—	—	12.8
	37.8	**184.8**	**58.6**	**3.0**	**284.2**

(a) **Leased machinery and equipment** The Group leases machinery and equipment under a number of finance lease arrangements. At the end of each of the leases the Group has the option to purchase the equipment at a beneficial price. At 31st March 2004, the net book value of tangible assets held under finance leases amounted to US$0.2 million (2003: US$0.3 million).

(b) **Security** The net book value of tangible assets pledged as security for borrowings at 31st March 2004 amounted to US$2.6 million (2003: US$ 2.5 million).

(c) The amount included valuation of overseas freehold land and buildings denominated in Euro dollar which were last revalued by independent valuers as at 31st March 2003.

8 TANGIBLE ASSETS (continued)

Land and buildings comprise :

	Freehold land and buildings and long-term leasehold buildings US$ million	Short-term leasehold buildings US$ million	Total US$ million
Cost or valuation			
At 1st April 2003	12.0	25.0	37.0
Disposals	(0.4)	—	(0.4)
Effect of changes in exchange rate	1.2	—	1.2
At 31st March 2004	**12.8**	**25.0**	**37.8**
Accumulated depreciation			
At 1st April 2003	0.9	15.5	16.4
Charge for the year	0.3	1.3	1.6
At 31st March 2004	**1.2**	**16.8**	**18.0**
Net book value at 31st March 2004	**11.6**	**8.2**	**19.8**
Net book value at 31st March 2003	11.1	9.5	20.6
Cost or valuation of tangible assets is analysed as follows:			
At cost	—	25.0	25.0
At professional valuation			
— 2003 (note (c))	12.8	—	12.8
	12.8	**25.0**	**37.8**
Net book value of land and buildings comprises:			
Hong Kong			
Long-term leasehold buildings (not less than 50 years)	1.0	—	1.0
Overseas			
Freehold land and buildings	10.6	—	10.6
Short-term leasehold buildings	—	8.2	8.2
	10.6	8.2	18.8
Net book value of revalued land and buildings had the assets been carried at cost less accumulated depreciation	6.1	—	6.1

The Group's freehold and long-term leasehold land and buildings were last revalued by independent valuers as at 31st March 2003, on an open market value basis.

9 LEASEHOLD LAND PAYMENTS

	Note	2004 US$ million	2003 US$ million
Net book value at 1st April		**2.7**	3.1
Disposals		**(0.8)**	(0.1)
Amortisation	2	**(0.1)**	(0.1)
Impairment charges	2	—	(0.2)
Net book value at 31st March		**1.8**	2.7
Leasehold land payments in respect of:			
Owner-occupied properties		**1.8**	2.7

10 DEFERRED TAXATION

The deferred tax assets and liabilities and the deferred tax account movements for the years ended 31st March 2003 and 31st March 2004 are attributable to the following items:

	1st April 2002 US$ million	Credited/ (charged) to income statement US$ million	31st March 2003 and 1st April 2003 US$ million	Credited/ (charged) to income statement US$ million	31st March 2004 US$ million
Deferred tax assets					
Provisions	0.5	(0.4)	0.1	(0.1)	—
Tax losses carried forward	1.6	(0.6)	1.0	1.3	**2.3**
Other deductible temporary differences	2.6	0.2	2.8	(1.4)	**1.4**
	4.7	(0.8)	3.9	(0.2)	**3.7**
Deferred tax liabilities					
Accelerated tax depreciation	(1.6)	0.8	(0.8)	(0.8)	**(1.6)**
Net deferred tax assets	3.1	—	3.1	(1.0)	**2.1**

Deferred tax assets and liabilities are offset when the taxes relate to the same fiscal authority. The following amounts are shown in the consolidated balance sheet:

	2004 US$ million	2003 US$ million
Deferred tax assets	**3.7**	3.9
Deferred tax liabilities	**(1.6)**	(0.8)
	2.1	3.1

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefit through future taxable profits is probable. Deferred tax assets of US$47.6 million (2003: US$63.2 million) arising from unused tax losses of US$145.0 million (2003: US$213.5 million) have not been recognised at the end of the year.

11 INVESTMENTS

	2004 US$ million	2003 US$ million
i) **Associates**		
Share of net tangible assets	**0.1**	0.1
ii) **Other investments**		
Unlisted investments, at cost	**0.1**	0.1
	0.2	0.2

12 STOCKS

	2004 US$ million	2003 US$ million
Telecommunication and electronic products		
Raw materials	**27.1**	13.9
Work in progress	**8.9**	4.6
Finished goods	**60.1**	65.5
	96.1	84.0

Stocks carried at net realisable value at 31st March 2004 amounted to US$25.4 million (2003: US$16.2 million).

13 DEBTORS AND PREPAYMENTS

	Note	2004 US$ million	2003 US$ million
Trade debtors (Net of provision for doubtful debts of US$3.9 million (2003: US$5.8 million))		**137.6**	123.0
Other debtors and prepayments		**14.7**	15.1
Pension assets	16	**1.6**	1.8
		153.9	139.9

An ageing analysis of net trade debtors by transaction date is as follows:

	2004 US$ million	2003 US$ million
0–30 days	**80.8**	54.5
31–60 days	**34.0**	41.6
61–90 days	**14.5**	10.2
>90 days	**8.3**	16.7
Total	**137.6**	123.0

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

14 CREDITORS AND ACCRUALS

	2004 US$ million	2003 US$ million
Trade creditors	**93.0**	59.5
Other creditors and accruals	**107.3**	111.9
	200.3	171.4

An ageing analysis of trade creditors by transaction date is as follows:

	2004 US$ million	2003 US$ million
0–30 days	**45.6**	28.7
31–60 days	**23.6**	11.5
61–90 days	**14.3**	11.9
>90 days	**9.5**	7.4
Total	**93.0**	59.5

15 PROVISIONS

	Defective goods returns US$ million	Restructuring costs US$ million	Other employee benefits US$ million	Total US$ million
At 1st April 2003	36.6	1.8	2.0	40.4
Effect of changes in exchange rate	0.3	—	—	0.3
Additional provisions	32.7	—	2.9	35.6
Unused amounts reversed	(2.3)	—	—	(2.3)
Charged to income statement	30.4	—	2.9	33.3
Utilised during the year	(31.3)	(1.1)	(0.9)	(33.3)
At 31st March 2004	**36.0**	**0.7**	**4.0**	**40.7**

Defective goods returns The Group undertakes to repair or replace items that fail to perform satisfactorily in accordance with the terms of the sale. A provision is recognised for expected return claims, which included cost of repairing or replacing defective goods, loss of margin and cost of materials scrapped, based on past experience of the level of repairs and returns.

Restructuring costs Restructuring costs include the costs of terminating employees and other closure costs relating to the cessation or streamlining of business activities arising from the restructuring plan launched in previous years.

Other employee benefits Other employee benefits include employee compensated leave entitlements which are the expected costs of accumulated compensated absences and the gratuity payment to certain employees upon completion of the service contract.

16 PENSION SCHEMES

The Group operated a defined benefit scheme and a defined contribution scheme in Hong Kong. The defined contribution scheme operated in Hong Kong complied with the requirements under the Mandatory Provident Fund ("MPF") Ordinance. For the defined contribution schemes operated for overseas employees and Hong Kong employees under the MPF Ordinance, the retirement benefit costs expensed in the income statement amounted to US$1.5 million (2003: US$1.4 million) and US$0.2 million (2003: US$0.1 million) respectively. For the defined benefit scheme ("the Scheme") operated for Hong Kong employees, contributions made by the Group during the year were calculated based on advice from Watson Wyatt Hong Kong Limited ("Watson Wyatt"), independent actuaries and consultants. The Scheme is valued annually. The latest actuarial valuation was completed by Watson Wyatt as at 31st March 2004 using the projected unit credit method.

For the defined benefit scheme, the amounts recognised in the balance sheet are as follows:

	Note	2004 US$ million	2003 US$ million
Fair value of the Scheme assets		11.3	8.7
Present value of funded defined benefit obligations		(12.3)	(11.4)
Unrecognised actuarial gains		2.6	4.5
Assets recognised in the balance sheet	13	1.6	1.8
The amounts recognised in the income statement are as follows:			
Current service cost		1.3	1.1
Interest cost		0.6	0.7
Expected return on plan assets		(0.6)	(0.8)
Net actuarial losses recognised in the year		0.2	—
Expenses recognised in the income statement*	2	1.5	1.0
The actual return on plan assets was as follows:			
Expected return on plan assets		0.6	0.8
Actuarial gains/(losses) on plan assets		2.6	(2.0)
Actual return on plan assets		3.2	(1.2)
Movement in the assets recognised in the balance sheet:			
At 1st April		1.8	1.8
Expenses recognised in the income statement *		(1.5)	(1.0)
Contributions paid		1.3	1.0
At 31st March		1.6	1.8

	2004	2003
The principal actuarial assumptions used for accounting purposes were:		
Discount rate	5.0%	5.5%
Expected return on plan assets	7.0%	7.0%
Future salary increases	5.0%	5.0%

17 BORROWINGS

	2004 US$ million	2003 US$ million
Bank loans and finance lease obligations		
Repayable by instalments, any one of which is due for repayment after five years:		
Secured bank loans	1.0	1.0
Repayable by instalments, all of which are due for repayment within five years:		
Secured bank loans	1.4	1.4
Obligations under finance leases (Note)	0.2	0.3
	1.6	1.7
Less : amounts due within one year included under current liabilities:		
Secured bank loans	(0.5)	(0.4)
Obligations under finance leases (Note)	(0.1)	(0.1)
	(0.6)	(0.5)
	2.0	2.2
Bank loans and finance lease obligations are repayable as follows:		
Between one and two years	0.4	0.5
Between two and five years	0.6	0.7
In more than five years	1.0	1.0
	2.0	2.2

Note: The amounts are net of future finance charges of US$0.1 million (2003: US$ 0.1 million).

Details of the bank loans and overdrafts are as follows:

	2004 US$ million	2003 US$ million
Euros		
Secured bank loans at an average fixed interest rate of 5.4% (2003: 6.0%)	2.4	2.4

18 SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Share capital

	2004 US$ million	2003 US$ million
Authorised		
Ordinary shares: 400,000,000 (2003 : 400,000,000) of US$0.05 each	20.0	20.0

	Number of shares	2004 US$ million	2003 US$ million
Issued and fully paid			
Ordinary shares of US$0.05 each:			
Beginning of year and end of year *(Note 1)*	225,527,133	11.3	11.3

Note 1: In April 2004, the issued and paid up share capital of the Company was increased by 100,000 ordinary shares to 225,627,133 ordinary shares upon the exercise of 100,000 share options by a grantee in March 2004.

Share options

(i) The 2001 Scheme Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorised, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme.

Pursuant to the Chapter 17 of the Listing Rules, the Company can issue options so that the number of shares that may be issued upon exercise of all options to be granted under the schemes does not in aggregate exceed 10% of the relevant class of shares in issue from time to time. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular. The Company may also seek separate shareholders' approval for granting options beyond the 10% limit to eligible employees specifically identified by the Company, subject to shareholders' approval and the issue of a circular. The Company can issue options so that shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of shares in issue from time to time. The maximum entitlement for any one eligible employee is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the last grant does not exceed 1% of the relevant class of shares in issue. The Company can grant further options in excess of this limit, subject to shareholders' approval (with that eligible employee and his associates abstaining from voting) and the issue of a circular. The offer of a grant of options must be accepted within 30 days from the date of offer, upon payment of a non-refundable sum of HK$1.0 by the grantee. The 2001 Scheme has a life of 10 years and will expire on 9th August 2011.

Pursuant to the Listing Rules, the subscription price payable for each share under the 2001 Scheme shall be at least the highest of (i) the closing price of the shares as stated in the daily quotation sheets of The Stock Exchange of Hong Kong Limited on the date on which an offer is made, which must be a business day; and (ii) the average closing price of the shares as stated in the daily quotation sheets of The Stock Exchange of Hong Kong Limited for the five business days immediately preceding the date on which an offer is made; and (iii) the par value of the shares. The closing price of the Company's shares traded on The Stock Exchange of Hong Kong Limited respectively on 25th February 2002 (being the date immediately before the date on which options were granted) was HK$9.70 and on 9th July 2002 (being the date immediately before the date on which options were granted) was HK$8.55.

The directors are of the view that value of options granted during the period depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis of speculative assumptions. Accordingly, the directors believe that any calculation of the value of options will not be meaningful and may be misleading to shareholders.

As at 31st March 2004, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 15,700,000, which represented approximately 7% of the issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the year were as follows:

18 SHARE CAPITAL, SHARE OPTIONS AND WARRANTS (continued)

Share options (continued)

Date of grant (Note 1)	Exercise price	Exercisable period (Note 2)	Balance in issue at 1st April 2003	Number of share options granted during the year	Number of share options exercised during the year (Note 3)	Number of share options lapsed during the year (Note 4)	Balance in issue at 31st March 2004
26th February 2002 to 26th March 2002	HK$10.2	26th February 2005 to 25th March 2007	15,430,000	—	(100,000)	(970,000)	**14,360,000**
10th July 2002 to 8th August 2002	HK$8.71	10th July 2005 to 7th August 2007	1,720,000	—	—	(380,000)	**1,340,000**
			17,150,000	—	(100,000)	(1,350,000)	**15,700,000**

Note 1: Due to the large number of employees participating in the 2001 Scheme, the information can only be shown within a reasonable range in this Annual Report. For options granted to employees, the options were granted during the underlying periods for acceptance of the offer of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were accepted and shall not be exercisable after 60 months from the date on which such options were accepted. However, options shall be automatically vested to the grantees when the grantees reach 60 years of age.

Note 3: Following the exercise of 100,000 options in March 2004, 100,000 new ordinary shares were issued and allotted in April 2004. The closing price of the Company's shares traded on The Stock Exchange of Hong Kong Limited on 11th March 2004 (being the date immediately before the date on which options were exercised) was HK$13.3.

Note 4: No options were cancelled during the year.

Note 5: In April 2004, the Company granted 2,670,000 options to certain employees of the Company and its subsidiaries pursuant to the 2001 Scheme to subscribe for an aggregate of 2,670,000 ordinary shares of the Company at a price of HK$15.0 per ordinary share.

(ii) HomeRelay Plan Pursuant to the stock option plan adopted by a subsidiary, HomeRelay Communications, Inc. ("HomeRelay") in August 2000 (the "HomeRelay Plan"), the directors of HomeRelay may grant options to the employees of HomeRelay up to 10% of HomeRelay's common stock in issue from time to time for incentive purposes. Options for common stock may be incentive stock options or non-statutory stock options. A committee designated by the directors of HomeRelay may fix the terms and vesting of all stock options; however, in no event will the contractual term exceed 10 years. Unless specified otherwise, stock options vest 25% one year from the grant date and the remaining 75% vest in successive equal semi-annual instalments over the succeeding three year period until the stock options are fully vested. The HomeRelay Plan has a life of 10 years and will expire on 29th August 2010.

No stock option may be granted to any employee if it would result in the total amount of stock option to be issued or already issued to him under the HomeRelay Plan exceeding 25% of the maximum aggregate amount of stock subject to the HomeRelay Plan. The exercise price under the HomeRelay Plan will be as follows: (i) incentive stock options — an amount equal to not less than 100% of the Fair Market Value (as defined in the HomeRelay Plan) of the stock at the date of grant; (ii) non-statutory stock options - an amount equal to not less than 85% of the Fair Market Value of the stock at the date of grant; and (iii) incentive stock options to 10% Employees (as defined in the HomeRelay Plan) — an amount equal to not less than 110% of the Fair Market Value of the stock at the date of grant.

18 SHARE CAPITAL, SHARE OPTIONS AND WARRANTS (continued)

Share options (continued)

Prior to 10th September 2003, the number of common stock issuable under outstanding stock options granted pursuant to the HomeRelay Plan was 705,475, which represented approximately 9.5% of the then issued stock capital of HomeRelay. All outstanding options lapsed since 10th September 2003 as a result of the termination of employment of the relevant grantees under the HomeRelay Plan. Certain information concerning changes during the year in the number of outstanding stock options under the HomeRelay Plan is set forth below:

Date of grant (Note 1)	Weighted average exercise price	Exercisable period	Balance in issue at 1st April 2003	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year (Note 2)	Balance in issue at 31st March 2004
1st September 2000 to 22nd February 2001	US$1.0	1st September 2000 to 21st February 2011	705,475	—	—	(705,475)	—

Note 1: The stock options were granted to the employees concerned during the said period from 1st September 2000 to 22nd February 2001 and the information can only be shown within a reasonable range in this Annual Report.

Note 2: No options were cancelled during the year.

Warrants Pursuant to a warrant instrument dated 19th January 2000 issued by the Company to AT&T Corp. ("AT&T") as part of a trademark licence agreement between the Company and AT&T pursuant to which AT&T granted the Company the exclusive right to use the AT&T brand for 10 years in connection with the manufacture and sale of wireless telephones and accessories in the United States and Canada, the Company granted AT&T warrants carrying rights to subscribe for 3,000,000 ordinary shares in the Company at a exercise price of HK$20.0 per share on or before 18th January 2012.

Pursuant to a Revised AT&T Brand Licence Agreement dated 24th January 2002, the exercise price of these warrants was revised to HK$8.43 (being the lower of the initial exercise price of HK$20.0 and the average of the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited for the five (5) dealing days immediately preceding 15th July 2002) and the expiration date of these warrants was amended to 12th December 2011.

No warrants have been exercised since the date of grant.

19 RESERVES

	Note	Group 2004 US$ million	Group 2003 US$ million	Company 2004 US$ million	Company 2003 US$ million
Share premium		**74.3**	74.3	**74.3**	74.3
Other properties revaluation reserve		**6.1**	6.8	**—**	—
Revenue reserve		**77.6**	41.9	**41.3**	46.3
Exchange reserve		**(6.7)**	(6.8)	**(1.2)**	(1.2)
Hedging reserve		**—**	—	**—**	—
		151.3	116.2	**114.4**	119.4
An analysis of movements in reserves is set out below:					
Share premium					
Brought forward and carried forward		**74.3**	74.3	**74.3**	74.3
Other properties revaluation reserve					
Brought forward		**6.8**	6.6	**—**	—
Disposal of properties previously revalued		**(0.7)**	(0.3)	**—**	—
Surplus arising on revaluation of other properties		**—**	0.5	**—**	—

	Note	Group 2004 US$ million	Group 2003 US$ million	Company 2004 US$ million	Company 2003 US$ million
Revenue reserve					
Brought forward		**41.9**	4.2	**46.3**	36.6
Profit attributable to shareholders		**46.3**	40.8	**6.3**	13.1
Final dividend in respect of the previous year	6	**(4.5)**	—	**(4.5)**	—
Interim dividend in respect of the current year	6	**(6.8)**	(3.4)	**(6.8)**	(3.4)
Disposal of properties previously revalued		**0.7**	0.3	**—**	—
Carried forward		**77.6**	41.9	**41.3**	46.3
Exchange reserve					
Brought forward		**(6.8)**	(6.6)	**(1.2)**	(1.2)
Exchange translation differences		**0.1**	(0.2)	**—**	—
Carried forward		**(6.7)**	(6.8)	**(1.2)**	(1.2)
Hedging reserve					
Brought forward		**—**	(0.4)	**—**	—
Transfer to income statement	2	**3.6**	0.4	**—**	—
Fair value losses on hedging during the year		**(3.6)**	—	**—**	—

19 RESERVES (continued)
The consolidated profit attributable to shareholders includes a profit of US$6.3 million (2003: US$13.1 million) which has been dealt with in the financial statements of the Company.

Reserves of the Company available for distribution to shareholders amounted to US$41.3 million (2003: US$46.3 million).

20 FINANCIAL INSTRUMENTS The Group enters into foreign exchange contracts and interest rate swaps to hedge certain exposures on fluctuations of foreign currency exchange rates and interest rates respectively. The Group does not use derivative financial instruments for speculative purposes.

Credit risk Financial assets which potentially subject the Group to credit risk consist principally of cash, short-term deposits and trade debtors. The Group's cash equivalents and short-term deposits are placed with major financial institutions. Trade debtors are presented net of the allowance for doubtful debts. Credit risk with respect to trade debtors is limited due to the large number of customers comprising the Group's customer base and their dispersion across different industries and geographical areas. Accordingly, the Group has no significant concentration of credit risk. In addition, credit risks are mitigated by the use of insurance plans.

The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Foreign exchange risk The Group enters into foreign exchange contracts in order to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange contracts are matched with anticipated future cash flows in foreign currencies, primarily from sales.

Interest rate risk The Group's income and operating cash flows are affected by the change in market interest rates in relation to its interest-bearing loans. The Group uses interest rate swaps as cash flow hedges of future interest payments to convert certain borrowings from floating rates to fixed rates.

Fair values The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

Derivative financial instruments Forward foreign exchange contracts and interest rate swaps contracts were designated as cash flow hedges and remeasured to fair values.

Forward foreign exchange contracts The net fair value gains/(losses) at 31st March on open forward foreign exchange contracts which hedge anticipated future foreign currency sales and purchases will be transferred from the hedging reserve to the consolidated income statement when the forecasted sales and purchases occur, at various dates between 1 month to 6 months from the balance sheet date.

Details of the movements of fair value gains/(losses) arising from forward foreign exchange contracts entered by the Group are set out in note 19 on the financial statements.

At 31st March 2004, there were no outstanding forward foreign exchange contracts (2003: nil).

The Group does not anticipate any material adverse effect on its financial position resulting from its involvement in these financial instruments, nor does it anticipate non-performance by any of its counterparties.

Interest rate swaps At 31st March 2004, there were no outstanding interest rate swaps (2003: nil).

Fair values The fair value of trade debtors, bank balances, trade creditors and accruals and bank overdrafts approximate their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of term loans and obligations under finance leases is estimated using the expected future payments discounted at market interest rates.

The weighted average effective interest rate on short term bank deposits was 1.1% (2003: 1.2%) and these deposits have an average maturity of 1 day.

21 COMMITMENTS

		2004 **US$ million**	2003 US$ million
(i)	Capital commitments for property, plant and equipment		
	Authorised but not contracted for	**25.0**	17.0
	Contracted but not provided for	**7.6**	3.2
		32.6	20.2
(ii)	Operating lease commitments		
	The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
	Land and buildings		
	In one year or less	**6.5**	6.9
	Between one and two years	**6.4**	6.1
	Between two and five years	**8.2**	11.9
	In more than five years	**3.7**	3.5
		24.8	28.4

21 COMMITMENTS (continued)

The Group has entered into agreements with an independent third party in the PRC to lease factory premises in Houjie, Dongguan comprising several factory buildings. There are totally three separate leases which expire in 2004, 2022 and 2029 respectively. The lease expiring in 2029 has a non-cancellable period of eight years which expires in 2007. At the end of this non-cancellable period, the lease can only be cancelled on six months' notice with a penalty equivalent to three months' rentals. All other buildings have lease terms which can be cancelled upon three to six months' notice with penalties equivalent to three to twelve months' rentals. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

In January 1996, the Group entered into an agreement with an independent third party in the PRC whereby the PRC party constructed in phases and leases to the Group a production facility in Liaobu, Dongguan. Under a fifty year lease agreement, the Group rented the first and second phases of the facility for non-cancellable periods of six and eight years after completion respectively. The Group also had an option to purchase each phase of the production facility at any time within four and a half years after the completion of each phase. The first phase became fully operational in April 1998 and the completed production facility of the second phase became operational in October 2001. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

The operating lease commitments in respect of the agreements with the above independent third party in the PRC reflect total commitments over the non-cancellable period of the lease terms.

Under a Brand License Agreement expiring 31st March 2010, a wholly-owned subsidiary of the Group is required to make royalty payments to AT&T Corp., calculated as a percentage of net sales of the relevant categories of products, subject to certain minimum aggregate royalty payments. The percentage of net sales payable varies over time and between products. There is no maximum royalty payment. The aggregate minimum royalty payments after 31st March 2004 amounted to US$80.4 million (2003: US$90.9 million), whereas the annual minimum royalty payment varies throughout the agreement period between US$11.5 million and US$15.6 million. The subsidiary can renew the agreement for two additional five year terms provided certain performance requirements are achieved.

During the financial year ended 31 March 2004, certain wholly-owned subsidiaries of the Group (the "licensees") entered into certain licensing agreements with various third party licensors for the granting of certain rights to use the relevant cartoon characters into the Group's electronic learning products. Under these licensing agreements, the licensees are required to make royalty payments to the licensors, calculated as a percentage of net sales of the relevant character licensed products, subject to certain minimum aggregate royalty payments. The percentage of royalty payable varies over time and between licensed characters. There is no maximum royalty payment. The aggregate minimum royalty payments as at 31st March 2004 amount to US$3.5 million (2003: US$ nil), of which US$1.1 million, US$1.4 million and US$1.0 million are payable in the financial years ended 31 March 2005, 2006 and 2007 respectively.

22 CONTINGENT LIABILITIES The directors have been advised that certain accusations of infringements of patents, trademarks and tradenames have been lodged against the Company and its subsidiaries. In the opinion of legal counsels, it is too early to evaluate the likelihood of an unfavourable result. The directors are of the opinion that even if the accusations are found to be valid, there will be no material adverse effect on the financial position of the Group.

Certain subsidiaries of the Group are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the directors are of the opinion that even if the claims are found to be valid, there will be no material adverse effect on the financial position of the Group.

23 BALANCE SHEET OF THE COMPANY AS AT 31ST MARCH

	Note	2004 US$ million	2003 US$ million
Non-current assets			
Subsidiaries		**102.6**	103.3
Current assets			
Amounts due from subsidiaries	(i)	**326.6**	259.6
Taxation recoverable		**0.2**	0.1
Cash and cash equivalents		**0.1**	0.1
		326.9	259.8
Current liabilities			
Amounts due to subsidiaries	(i)	**(302.0)**	(230.7)
Creditors and accruals		**(1.8)**	(1.7)
		(303.8)	(232.4)
Net assets		**125.7**	130.7
Capital and reserves			
Share capital	18	**11.3**	11.3
Reserves	19	**114.4**	119.4
Shareholders' funds		**125.7**	130.7

(i) The amounts due from/ (to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

24 PRINCIPAL SUBSIDIARIES Details of the Company's interests in those subsidiaries which materially affect the results or assets of the Group as at 31st March 2004 are set out below:

Name of subsidiary	Fully paid issued share capital	Percentage of interest held by the Group	Principal activity
Incorporated and operating in Hong Kong:			
VTech Communications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and sale of electronic equipment
VTech Electronics Limited	Ordinary HK$5,000,000	*100	Design, manufacture and distribution of electronic products
VTech Telecommunications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and distribution of telecommunication products
Perseus Investments Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Valentia Investment Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Incorporated in the British Virgin Islands and operating in the People's Republic of China:			
Asian Luck Limited	US$1	*100	Manufacture of electronic & telecommunication products
Incorporated and operating in Canada:			
VTech Electronics Canada Ltd.	C$1	*100	Sale of electronic products
VTech Telecommunications Canada Ltd.	Class A C$5,000 Class B C$195,000	*100 *100	Sale of telecommunication products
Incorporated and operating in France:			
VTech Electronics Europe S.A.	EURO 3,048,980	*100	Sale of electronic products
Incorporated and operating in Germany:			
VTech Electronics Europe GmbH	EURO 2,600,000	*100	Sale of electronic products
Incorporated and operating in the Netherlands:			
VTech Electronics Europe B.V.	EURO 18,100	*100	Sale of electronic products
Incorporated and operating in Spain:			
VTech Electronics Europe, S.L.	EURO 2,322,200	*100	Sale of electronic products
Incorporated and operating in the United Kingdom:			
VTech Electronics Europe plc	GBP 500,000	*100	Sale of electronic products
Incorporated and operating in the United States:			
VTech Electronics North America, L.L.C.	US$22,212,997	*100	Sale of electronic products
VTech Communications, Inc.	US$300,000	*100	Sale of telecommunication products
VTech Innovation L.P.	US$110,000,056	*100	Sale of telecommunication products

* Indirectly held by subsidiary companies

25 RELATED PARTY TRANSACTIONS With effect from 1st April 2003, the Group leases premises from Aldenham Company Limited ("Aldenham") for HK$250,000 per month, to provide housing for a director in accordance with the terms of his service contract for a term of 2 years. When the lease was entered into, Aldenham was 50% owned by the director's spouse and 50% owned by a trust, the beneficiaries of which were the director and his family members. As at the balance sheet date, Aldenham became wholly owned by the said trust, the beneficiaries of which are family members of the director.

In the normal course of business and on normal commercial terms, the Group undertakes certain transactions with its associates. None of these transactions was material to the Group's results.

26 POST BALANCE SHEET EVENT In April 2004, the Group entered into a sale and purchase agreement with an independent third party for the disposal of the land and buildings held for sale. The consideration for the transaction was US$9.0 million.

VTech in the Last Five Years

Consolidated statement of net assets as at 31st March

	Note	2000 US$ million	2001 US$ million	2002 US$ million	2003 US$ million	**2004 US$ million**
Non-current assets						
Tangible assets	(i)	165.9	95.9	58.0	48.0	**48.7**
Leasehold land payments	(ii)	7.1	7.0	3.1	2.7	**1.8**
Negative goodwill		(32.2)	—	—	—	**—**
Other non-current assets		6.1	4.5	4.7	4.1	**3.9**
		146.9	107.4	65.8	54.8	**54.4**
Current assets						
Stocks		256.8	187.5	94.4	84.0	**96.1**
Debtors and prepayments		244.5	255.6	165.3	139.9	**153.9**
Cash and cash equivalents		79.6	56.2	63.3	70.4	**105.2**
Other current assets		3.1	34.0	27.5	9.5	**12.6**
		584.0	533.3	350.5	303.8	**367.8**
Current liabilities	(iii)	(262.0)	(421.4)	(259.7)	(227.3)	**(256.0)**
Net current assets		322.0	111.9	90.8	76.5	**111.8**
Total assets less current liabilities		468.9	219.3	156.6	131.3	**166.2**
Non-current liabilities						
Borrowings		(169.7)	(136.9)	(65.2)	(2.2)	**(2.0)**
Deferred tax liabilities		(1.4)	(1.3)	(1.2)	(0.8)	**(1.6)**
		(171.1)	(138.2)	(66.4)	(3.0)	**(3.6)**
Minority interest		(0.8)	(0.9)	(0.8)	(0.8)	**—**
Net assets/shareholders' funds		297.0	80.2	89.4	127.5	**162.6**
(i) Tangible assets have been adjusted in accordance with IAS 40 by the following amounts:		(6.9)	(6.9)	—	—	—
(ii) Leasehold land payments have been adjusted in accordance with IAS 40 by the following amounts:		7.1	7.0	—	—	—
(iii) Current liabilities have been adjusted to reflect the fair value of the derivative financial instruments in accordance with IAS 39:		—	0.3	—	—	—

Consolidated income statement for the years ended 31st March

	Note	2000 US$ million	2001 US$ million	2002 US$ million	2003 US$ million	**2004 US$ million**
Revenue		1,045.9	1,334.9	959.8	866.5	**915.2**
Profit/(loss) from ordinary activities before taxation	(iv),(v)&(vi)	47.4	(213.1)	13.9	58.3	**49.9**
Taxation		(2.5)	(1.8)	(2.6)	(17.4)	**(3.6)**
Profit/(loss) from ordinary activities after taxation		44.9	(214.9)	11.3	40.9	**46.3**
Minority interest		(0.1)	(0.1)	(0.1)	(0.1)	**—**
Profit/(loss) attributable to shareholders		44.8	(215.0)	11.2	40.8	**46.3**
Earnings/(loss) per share (US cents)		21.0	(96.7)	5.0	18.1	**20.5**
(iv) Depreciation on moulds for new products that ultimately go into production for the years ended 31st March 1998 to 31st March 1999 has now been reclassified and included within cost of sales instead of within research and development expenses by the following amount:		7.8	—	—	—	—
(v) Administrative and other operating expenses have been adjusted for the effect of IAS 40 by the following amount:		(0.2)	—	—	—	—

Corporate Information

BOARD OF DIRECTORS

Executive Directors
Allan WONG Chi Yun
Chairman and Group Chief Executive Officer

Albert LEE Wai Kuen
Deputy Chairman

Independent Non-executive Directors
Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

BOARD OF MANAGEMENT

Allan WONG Chi Yun
Albert LEE Wai Kuen
Edwin YING Lin Kwan
Andy LEUNG Hon Kwong
James C. KRALIK
Kent WONG Wah Shun

AUDIT COMMITTEE

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun

COMPANY SECRETARY

CHANG Yu Wai

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM11
Bermuda

PRINCIPAL OFFICE

23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking
Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

AUDITORS

KPMG
Certified Public Accountants
Hong Kong

PRINCIPAL REGISTRAR

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

UK BRANCH REGISTRAR

Capita IRG Plc
Bourne House
34 Beckenham Road
Kent BR3 4TU
DX91750
Beckenham West
United Kingdom

HONG KONG BRANCH REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712–16
17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
N.Y. 10286
U.S.A.

VTech Group of Companies

Head Office

VTech Holdings Limited
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong
Tel : (852) 2680 1000
Fax : (852) 2680 1300
website: http://www.vtech.com
email: investor_relations@vtech.com

Regional Offices

Canada

VTech Telecommunications Canada Ltd.
Suite 200, 7671 Alderbridge Way
Richmond, BC, V6X 1Z9
Tel : (1) 604 273 5131
Fax : (1) 604 273 1425
website: http://www.vtechcanada.com
email: helpdeskcanada@vtech.ca

VTech Electronics Canada Ltd.
Suite 103, 5407 Eglinton Ave. West
Etobicoke
Toronto, M9C 5K6
Tel : (1) 416 621 7722
Fax : (1) 416 621 0838
website: http://www.vtechcanada.com

France

VTech Electronics Europe S.A.
24, rue du chateau d'eau
Boite Postale 55
78362 Montesson Cedex
Tel : (33) 01 30 09 88 00
Fax : (33) 01 30 09 87 80
website: http://www.vtechfrance.com
email: vtech_conseil@vtech.com

Germany

VTech Electronics Europe GmbH
Martinstrasse 5
70794 Filderstadt
Tel : (49) 711 709 740
Fax : (49) 711 709 7449
website: http://www.vtech.de
email: info@vtech.de

VTech Telecommunications Germany
Branch of VTech Europe B.V.
Am Dorfplatz 2
24109 Melsdorf
Tel : (49) 4340 499 190
Fax : (49) 4340 404 9960

Japan

VTech Electronics (Japan) Inc.
Villa Heights Akasaka Shin-Sakamachi
8-7-10-107 Akasaka Minato-Ku
Tokyo 107-0052
Tel : (81) 3 3479 4523
Fax : (81) 3 3479 4533

VTech Communications Japan Limited
Okumura Building
3-14, Kanda Ogawamachi
Chiyoda-ku, Tokyo 101-0052
Fax : (852) 2667 7175
website: http://www.vtechcms.com
email: hotline_oem@vtech.com

Mexico

VTech de Mexico Reynosa S.A.
Puerto Bello #1594 Int. 3
Col. Providencia
Guadalajara, Jalisco
Mexico CP 44630
Tel: (52) 333 817 6658
Fax: (52) 333 817 6721

Netherlands

VTech Electronics Europe B.V.
Copernicusstraat 7
6003 DE Weert
Industrial Estate Kampershoek
Tel : (31) 495 459110
Fax : (31) 495 459114
website: http://www.vtechnl.com
email: klantenservice@vtech.com

Spain

VTech Electronics Europe, S.L.
Avda. de Aragon 336 c/v Yecora
Oficinal, (Pol. Las Mercedes)
28022 Madrid
Tel : (34) 91 312 0770
Fax : (34) 91 747 0638
website: http://www.vtech.es
email: informacion@vtech.com

United Kingdom

VTech Communications Limited
2, Manor Courtyard
Hughenden Avenue
High Wycombe
Buckinghamshire
HP13 5RE
Tel : (44) 1494 522 500
Fax : (44) 1494 522 001
website: http://www.vtecheurope.com

VTech Electronics Europe plc
Napier Court
Abingdon Science Park
Abingdon, Oxon, OX14 3YT
Tel : (44) 1235 555545
Fax : (44) 1235 546804
website: http://www.vtechuk.com
email: marketing@vtech.com

United States

VTech Electronics North America, L.L.C.
1155 West Dundee, Suite 130
Arlington Heights
IL 60004
Tel : (1) 847 400 3600
Fax : (1) 847 400 3601
website: http://www.vtechkids.com
email: vtechkids@vtechkids.com

VTech Communications, Inc.
9590 S.W. Gemini Drive
Suite 120, Beaverton
OR 97008
Tel : (1) 503 596 1200
Fax : (1) 503 644 9887
website: http://www.vtechphones.com
email: inquire@vtechphones.com

VTech (OEM), Inc.
12280 Saratoga-Sunnyvale Road
Suite 106, Saratoga
CA 95070-3065
Tel : (1) 408 252 8550
Fax : (1) 408 252 8555
website: http://www.vtechoem.com
email: information@vtechoem.com

VTech Telecom, L.L.C.
545 Concord Avenue, Suite 12
Cambridge, MA 02138
Tel : (1) 617 576 3300
Fax : (1) 617 576 7753
website: http://www.vtechcms.com
email: hotline_oem@vtech.com

A Chinese translation of the annual report may be obtained on request from Computershare Hong Kong Investor Services Limited, Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

本年報備有中文譯本，請向位於香港皇后大道東183號合和中心17樓1712－16室之香港中央證券登記有限公司索取。

VTech Holdings Ltd
(Incorporated in Bermuda with limited liability)

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000   Fax: (852) 2680 1300
http://www.vtech.com
email: investor_relations@vtech.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

For shareholders of the Company whose shares in the Company are registered on the UK branch register, if you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser authorised under the UK Financial Services Act 1986 immediately.

If you have sold or transferred all your shares in VTech Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent, through whom the sale was effected, for transmission to the purchaser or transferee.

---

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES
AMENDMENTS TO BYE-LAWS AND
NOTICE OF ANNUAL GENERAL MEETING

A letter from the Chairman of VTech Holdings Limited is set out on pages 3 to 8 (inclusive) of this document. A notice convening the annual general meeting of VTech Holdings Limited to be held at Lotus Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong at 3:30 p.m. (Hong Kong time) on 13th August, 2004 is set out on pages 9 to 18 (inclusive) of this document.

Whether or not you are able to attend the said meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

12th July, 2004

In this document, the following expressions have the following meanings unless the context otherwise requires:

"AGM"	the annual general meeting of the Company to be held on 13th August, 2004 at 3:30 p.m. (Hong Kong time);
"AGM Notice"	notice of the AGM, which is set out on pages 9 to 18 (inclusive) of this circular;
"Board"	the board of Directors from time to time;
"Companies Act"	the Companies Act 1985 (as amended) of the UK;
"Company"	VTech Holdings Limited, an exempted company incorporated in Bermuda under the Companies Act 1981 of Bermuda (as amended), the shares of which are listed on the Main Board of the Hong Kong Stock Exchange and on the Official List of the UK Listing Authority;
"Directors"	the directors, including all the independent non-executive directors, of the Company from time to time;
"Group"	the Company and its subsidiaries from time to time;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong Branch Register"	the register of members held in Hong Kong by Computershare Hong Kong Investor Services Limited of Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Latest Practicable Date"	7th July, 2004, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information included herein;
"London Stock Exchange"	London Stock Exchange plc;
"Shareholders"	holders of Shares;
"Share(s)"	ordinary share(s) of US$0.05 each in the issued share capital of the Company;
"UK"	the United Kingdom of England, Wales, Scotland and Northern Ireland;

"UK Branch Register"	the register of members held in UK by Capital IRG Plc of Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom;
"UK Listing Rules"	the rules and regulations made by the UK Listing Authority under Part IV of the Financial Services Act 1986 as amended from time to time; and
"US$"	United States dollars, the lawful currency of the United States of America.

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

Directors:
Allan WONG Chi Yun *(Chairman and Group Chief Executive Officer)*
Albert LEE Wai Kuen *(Deputy Chairman)*

Independent Non-Executive Directors:
Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal office in Hong Kong:
23rd Floor
Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong

12th July, 2004

To the Shareholders and for information only, the holders of warrants of VTech Holdings Limited

Dear Sirs or Madam,

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES AMENDMENTS TO BYE-LAWS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

At the AGM, notice of which is set out on pages 9 to 18 (inclusive) of this document, resolutions will be proposed to approve, inter alia, the following:

(i) the grant to the Directors of a general mandate to repurchase fully paid up Shares representing up to 10% of the issued share capital of the Company as at the date of the Annual General Meeting;

(ii) the grant to the Directors of a general mandate to allot, issue and otherwise deal with Shares representing up to 20% of the issued share capital of the Company at the date of the Annual General Meeting;

(iii) the grant to the Directors of a general authority to allot, issue and otherwise deal with Shares of the aggregate nominal amount of the Shares repurchased under the repurchase mandate; and

(iv) amendments to the bye-laws of the Company.

The purpose of this document is to explain these proposed resolutions.

GENERAL MANDATE TO REPURCHASE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 6th August, 2003 to exercise the powers of the Company to repurchase Shares will expire at the AGM.

At the AGM, Resolution 5, as set out in the AGM Notice, will be proposed as an ordinary resolution pursuant to which the Directors will be granted a general and unconditional mandate to exercise all the powers of the Company to repurchase issued Shares subject to the criteria set out in the resolution. The authority relates only to repurchases made on the Hong Kong Stock Exchange and the London Stock Exchange and otherwise in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules. The general mandate covers repurchases made or agreed to be made only during the period ending on the date of the annual general meeting of the Company next following the AGM or until the authority given under Resolution 5 is renewed, revoked, or varied by ordinary resolution of the Shareholders in general meeting, whichever occurs first. In accordance with the Hong Kong Stock Exchange Listing Rules, the Company is required to send to its shareholders an explanatory statement containing all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of a mandate to exercise the powers of the Company to purchase its own Shares. This document sets out below such information, in relation to the mandate to repurchase Shares, as is required to be provided in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules.

Share Capital and Maximum Number of Shares that may be Repurchased

The maximum number of Shares that may be repurchased on the Hong Kong Stock Exchange or on another stock exchange pursuant to the mandate will be such number of Shares as represents 10% of the share capital of the Company in issue on the date of the AGM. As at the Latest Practicable Date, there were in issue an aggregate of 225,627,133 Shares. Subject to the passing of the relevant resolution approving the mandate to repurchase Shares and on the basis that no Shares are issued or repurchased prior to the AGM, the Company would be permitted under the repurchase mandate to repurchase a maximum of 22,562,713 Shares. The mandate relates only to repurchases of Shares which are fully paid up.

As at the Latest Practicable Date, the total number of options and warrants to subscribe for Shares that are outstanding is 18,700,000 being equivalent to approximately 8.29% of the total issued share capital of the Company as at that date. If the repurchase of Shares under the currently existing mandate was carried out in full prior to the AGM and the repurchase of Shares under the new mandate to be passed at the meeting was also carried out in full following the AGM, the percentage of the total number of options and warrants to the total issued share capital would increase to approximately 9.21%.

Reasons for Repurchases

While it is not possible to anticipate any specific circumstances in which the Directors might think it appropriate to repurchase Shares, the Directors believe that an authority to do so would give the Company additional flexibility that would be beneficial. The Directors have no current intention to repurchase any Shares.

In reaching a decision as to whether to make any such repurchase, the Directors will take account of market conditions and the Company's funding arrangements at the time and whether or not such repurchase would lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share.

Shareholders can be assured that the Directors would only make a repurchase in circumstances where they consider it to be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on favourable terms after obtaining all necessary consents which may be required under loan or finance documentation.

On the basis of the consolidated financial position of the Company as at 31st March, 2004, (being the date to which the latest published audited consolidated accounts of the Company have been made up) and in particular the working capital position of the Company at that time and the number of Shares to which the repurchase mandate relates, the Directors consider that it is likely that there would be adverse impact on the working capital position and the gearing position of the Company in the event that the repurchase mandate were to be exercised in full during the repurchase period. No repurchases would be made where such repurchases would have a material adverse impact on the working capital position of the Company unless the Directors consider that such repurchases were in the best interests of the Company.

Price to be Paid for Repurchases

Under the UK Listing Rules, the maximum price which may be paid for each of the Shares to be repurchased is 5% above the middle market quotation of those Shares as derived from the London Stock Exchange Daily Official List for the five dealing days immediately prior to the repurchase. The minimum price that will be paid for each of the Shares is US$0.05, being the nominal value of the Shares.

Funding of Repurchases

The Company is empowered by its memorandum of association and bye-laws to repurchase its Shares. Purchases of Shares must be financed out of funds legally available for such purpose in accordance with the Company's memorandum of association and bye-laws and the laws of Bermuda and will be funded by the resources of the Company. Bermuda law provides that the amount of capital paid in connection with a share repurchase may only be paid our of either the capital paid up on the relevant Shares or the funds of the Company that would otherwise be available for dividend or distribution of the proceeds of a fresh issue of Shares made for the purpose. The amount of premium payable on repurchase may only be paid out of the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the Shares are repurchased. Should the Directors consider it desirable, they would be able to finance the repurchase out of funds borrowed against any of the above-mentioned accounts.

Hong Kong Stock Exchange Listing Rules

The reporting requirements contained in the Hong Kong Stock Exchange Listing Rules specify that, inter alia, a listed company shall report all repurchases of its securities to the Hong Kong Stock Exchange by not later than 9.00 a.m. (Hong Kong time) on the business day following the date of repurchase of any securities and shall include in its annual report a monthly breakdown of repurchases of securities.

UK Listing Rules

The UK Listing Rules require the Company to notify the Company Announcements Office of the London Stock Exchange of any repurchases made by the Company no later than 7:30 a.m. (London time) on the business day following the day on which the repurchase took place.

Directors' Undertaking

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules and all applicable Bermuda laws and in accordance with the regulations set out in the memorandum of association and bye-laws of the Company.

Directors and Connected Persons

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of the associates (as defined in the Hong Kong Stock Exchange Listing Rules) of any of the Directors, have any present intention, in the event that the grant to the Directors of the repurchase mandate is approved by the shareholders, of selling Shares to the Company.

No persons who are connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to sell any of the Shares held by them to the Company in the event that the Company is authorised to make repurchases of Shares.

Hong Kong Code on Takeovers and Mergers

If, as a result of a share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Code") and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for the securities of the Company under Rule 26 of the Code.

Share Prices and Share Repurchase Records

During each of the 12 months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Hong Kong Stock Exchange were as follows:

	Share Price	
	Highest	**Lowest**
	HK$	*HK$*
2003		
July	11.05	6.40
August	10.70	9.00
September	10.25	9.35
October	12.40	9.20
November	12.75	10.65
December	12.20	10.80
2004		
January	12.65	11.00
February	15.30	12.05
March	14.50	12.50
April	15.15	12.65
May	14.10	9.90
June	14.95	12.05

During each of the six months preceding the Latest Practicable Date, no Shares were repurchased by the Company.

Status of Repurchased Shares

Under Bermuda law, any Shares repurchased by the Company will be treated as cancelled and the issued share capital of the Company, but not the aggregate amount of its authorised share capital, will be reduced accordingly.

GENERAL MANDATE TO ISSUE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 6th August, 2003 to exercise the powers of the Company to allot, issue and deal with Shares will expire at the AGM.

Resolution 6 as set out in the AGM Notice will be proposed as an ordinary resolution to renew a general and unconditional mandate to authorise the Directors to allot, issue and deal with further new Shares representing up to 20% of the aggregate nominal amount of the share capital of the Company in issue at the date the resolution is passed. As at the Latest Practicable Date, there were in issue an aggregate of 225,627,133 Shares. On the basis that no Shares are issued or repurchased prior to the AGM, the Company would be allowed to allot, issue and deal with a maximum of 45,125,426 further new Shares. In addition, if Resolution 5 is passed, authorising the repurchase of Shares by the Company, Resolution 7 set out in the AGM Notice will be proposed as an ordinary resolution to extend the authority of the Directors to allot, issue and deal with Shares to include an additional number of Shares equal to the number of Shares repurchased under the repurchase mandate.

The authority of the Directors to allot and issue Shares pursuant to Resolutions 6 and 7 shall expire on the earlier of the conclusion of the annual general meeting of the Company to be held in 2005, or the date of renewal of such authority prior to such time or the date on which such authority is revoked or varied by ordinary resolution of the Shareholders in general meeting. The Directors confirm that there are no pre-emption rights attaching to the Shares and that they have no present intention of allotting, issuing and dealing with Shares pursuant to the authority that would be vested in them pursuant to Resolutions 6 and 7 set out in the AGM Notice.

AMENDMENTS TO THE BYE-LAWS

At the AGM, a special resolution, as set out in the notice of AGM as Resolution 8, will be proposed to amend the bye-laws in compliance with the changes made to the Hong Kong Stock Exchange Listing Rules by the Hong Kong Stock Exchange which became effective on 31st March, 2004. Such changes to the Hong Kong Stock Exchange Listing Rules mainly relate to corporate governance and continuing listing obligations of companies listed on the Stock Exchange. Details of the proposed amendments are set out in the notice of AGM.

RECOMMENDATION

The Directors consider that the general mandate to repurchase Shares and the general mandates to allot, issue and deal with Shares and the amendment to the Bye-laws are each in the best interests of the Company and its shareholders as a whole. The Directors recommend that the shareholders of the Company vote in favour of these resolutions at the AGM. Those Directors who are also shareholders of the Company intend to vote in favour of the resolutions.

NOTICE OF ANNUAL GENERAL MEETING

The AGM Notice is set out on pages 9 to 18 (inclusive) of this document.

A form of proxy is enclosed with this document for use at the AGM. Whether or not you choose to attend this meeting, you are requested to complete and return the enclosed form of proxy to the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting. Completion of a form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

Yours faithfully
Allan WONG Chi Yun
Chairman

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of VTech Holdings Limited (the "Company") will be held at Lotus Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong on 13th August, 2004 at 3:30 p.m. (Hong Kong time) for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2004.

2. To declare a final dividend.

3. To re-elect Directors and to authorise the Board of Directors to fix their fees.

4. To re-appoint Messrs. KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

Resolutions 5 to 7 will be proposed as ordinary resolutions of the Company and Resolution 8 will be proposed as a special resolution of the Company:

5. "**THAT**:

   (a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to repurchase ordinary shares of US$0.05 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") subject to and in accordance with all applicable laws and the provisions of, in the manner specified in the Rules Governing the Listing of Securities on the Stock Exchange be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares hereby authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the annual general meeting at which this resolution is passed;

   (c) the authority hereby conferred on the Company pursuant to the approval in paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2005 or (ii) such authority given under this resolution being renewed, revoked or varied by ordinary resolution of shareholders of the Company in general meeting."

6. "**THAT**:

(a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to allot, issue and deal with additional authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares and other rights of subscription for or conversion into shares, which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the share capital to be allotted, issued and dealt with by the Directors of the Company pursuant to the approval in paragraph (a) above, other than as set out in paragraph (c) below, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the annual general meeting of the Company at which this resolution is passed and the authority conferred on the Directors pursuant to paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2005 or (ii) such authority being revoked or varied by ordinary resolution of the shareholders of the Company in general meeting, save that, in each case, this authority shall allow the Company before the expiry of this authority to make or grant offers, agreements and options (including warrants to subscribe for shares and other rights of subscription for or conversion into shares) which would or might require shares to be allotted and issued after such expiry and the Directors may allot, issue and deal with the shares in pursuance of such offers, agreements and options as if the authority conferred hereby had not expired;

(c) the provisions of paragraph (b) above shall not apply to the aggregate nominal amount of share capital allotted and/or issued or agreed to be conditionally or unconditionally issued and/or allotted by the Directors pursuant to:

(i) a rights issue where shares are offered for a fixed period to shareholders in proportion to their then holdings of shares on a fixed record date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory applicable to the Company); or

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Company's bye-laws; and

(d) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors."

7. "**THAT** conditional on the passing of Resolution 5 in the notice convening this meeting, the general mandate granted to the Directors and for the time being in force to exercise all the powers of the Company to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be conditionally or unconditionally allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 5, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

8. "**THAT** the bye-laws of the Company be amended as follows:

(a) by inserting the following new definitions in bye-law 1:

"associate	the meaning attributed to it in the rules of the Designated Stock Exchange.
clearing house	a clearing house recognized by the laws of Hong Kong and The Stock Exchange of Hong Kong Limited.
document being executed	references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.
Designated Stock Exchange	a stock exchange which is an appointed stock exchange for the purposes of the Act in respect of which the shares of the Company are listed or quoted and where such appointed stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company.
Statutes	the Act and every other act of the Legislature of Bermuda for the time being in force applying to or affecting the Company, its memorandum of association and/or these Bye-laws.";

(b) by substituting the existing definitions of "writing" and "printing" appearing in bye-law 1 with the following definitions:

""writing" or "printing" shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;"

(c) by substituting the existing bye-law 3(A) with the following new bye-law 3(A):

"(A) The share capital of the Company at the date on which these Bye-laws come into effect shall be divided into shares of US$0.05 each.";

(d) by substituting the existing bye-law 58(B) with the following new bye-law 58(B):

"The Company may from time to time by special resolution, subject to any confirmation or consent required by law, reduce its authorised or issued share capital or, save for the use of share premium as expressly permitted by the Act, any share premium account or other undistributable reserve."

(e) by inserting in bye-law 10 after the words "Subject to the provisions of the Companies Act and of these Bye-laws" with the following words:

"any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange";

(f) by inserting the following sentence at the end of bye-law 13(C):

"The register of members including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper and where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the board may determine and either generally or in respect of any class of shares."

(g) by deleting the existing bye-law 35 in its entirety and replacing therewith the following new bye-law 35:

"35. Subject to these Bye-laws, any member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time."

(h) by inserting, in bye-law 42, after the words "The registration of transfers may", the following words:

", after notice has been given by advertisement in an appointed newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect";

(i) by inserting the following sentence at the end of bye-law 75:

"A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.";

(j) by substituting the existing bye-law 80 of the Company's bye-laws with the following new bye-law 80:

"80. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands.";

(k) by inserting the following new bye-law 84(C):

"(C) Where the Company has knowledge that any member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(l) by inserting the following words at the end of bye-law 85:

"In addition, proxy or proxies representing either a member who is an individual or a member which is a corporation shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise.";

(m) by substituting the existing bye-law 92A of the Company's bye-laws with the following new bye-law 92A:

"92A. Where a member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands."

(n) by substituting the existing bye-law 103(C) with the following new bye-law 103(C):

"(C). (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associate is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which he is the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company or in which the Director together with any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) and any of/or his associate(s) is/are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(3) Where a company in which a Director together with and/or his associate(s) holds five (5) per cent. or more is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction."

(o) by substituting the existing bye-law 103(E) with the following new bye-law 103(E):

"(E) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.";

(p) by deleting the words "not less than seven nor more than forty-two days (inclusive of the date on which the notice is given) before the date appointed for the meeting" appearing in bye-law 113(C) and by inserting the following words at the end of bye-law 113(C) before the full stop ".":

"provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(q) by inserting, in bye-law 156(A), after the words "Subject to Section 88 of the Act", the following words:

"and Bye-law 156A";

(r) by inserting, in bye-law 156(B) after the words "not less than twenty-one days before the date of the meeting", the words "and at the same time as the notice of the meeting";

(s) by inserting the following new bye-law 156A:

"156A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 156 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon."

(t) by inserting the following new bye-law 156B:

"156B. The requirement to send to a person referred to in Bye-law 156 the documents referred to in that provision or a summary financial report in accordance with Bye-law 156A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 156 and, if applicable, a summary financial report complying with Bye-law 156A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(u) by substituting the words "Any notice or document may be served by the Company on any member either personally or by sending it through the post in prepaid letter addressed to such member at his registered address as appearing in the register or by advertisement in a leading English language national daily newspaper circulating in the relevant territories including also, in the case of Hong Kong, a leading Chinese language daily newspaper circulating in Hong Kong." appearing in the beginning of bye-law 160 with the following words:

"Any notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such notice and document may be served or delivered by the Company on or to any member either personally or by sending it through the post in a prepaid envelope addressed to such member at his registered address as appearing in the register of members or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the member by any of the means set out above.";

(v) by substituting the existing bye-law 162 with the following new bye-law 162:

"162. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a member on the day following that on which a notice of availability is deemed served on the member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.";

and

(w) by inserting the following new bye-law 166A:

"166A. For the purposes of these Bye-laws, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director or alternate Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director or alternate Director in the terms in which it is received.",

and that the directors be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion, deem fit in order to effect and complete any of the foregoing.

By Order of the Board
Chang Yu Wai
Company Secretary

Hong Kong, 9th July, 2004

Notes:

1. Any member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, the form of proxy must be deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1712–16, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.

3. The Register of Members of the Company will be closed from 9th August, 2004 to 13th August, 2004 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates should be lodged with Computershare Hong Kong Investor Services Limited at the address mentioned above for registration not later than 4:00 p.m. (Hong Kong time) on 8th August, 2004.

本公司股東所持本公司之股份乃登記於英國分冊：　閣下如對本通函任何方面或應採取之行動有任何疑問，應立即諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他依據 UK Financial Services Act 1986（一九八六年英國金融服務法）獲授權之獨立專業顧問。

閣下如已售出或轉讓名下全部之 VTech Holdings Limited 股份，應立即將本通函連同隨附之代表委任表格交予買方，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

vtech

VTech Holdings Limited

偉易達集團

（於百慕達註冊成立之有限公司）

（股票代號：303）

購回股份及發行股份之一般授權
修訂公司細則及
股東週年大會通告

VTech Holdings Limited 的主席函件已載列於本文件第3頁至第8頁內（包括首尾兩頁）。VTech Holdings Limited 的股東週年大會將於二零零四年八月十三日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店六樓蓮花廳舉行，股東週年大會通告載於本文件第9頁至第18頁（包括首尾兩頁）。

無論　閣下能否出席該股東週年大會，務請盡早將隨附之代表委任表格按其上印列之指示填妥交回，惟無論如何須於大會指定舉行時間四十八小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。

二零零四年七月十二日

於本文件中，除文義另有所指外，下列詞語具備以下涵義：

「股東週年大會」	指	本公司將於二零零四年八月十三日香港時間下午三時三十分舉行的股東週年大會
「股東週年大會通告」	指	載於本通函第9頁至第18頁(包括首尾兩頁)的股東週年大會通告
「董事會」	指	當其時之董事會
「公司法」	指	一九八五年英國公司法(經修訂)
「本公司」	指	VTech Holdings Limited，乃根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立的獲豁免公司，其股份於香港聯交所主板及英國上市管理局之股份市場報價表上市
「董事」	指	本公司當其時之董事，包括所有獨立非執行董事
「本集團」	指	本公司及當其時之附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「香港分冊」	指	由香港中央證券登記有限公司(地址為：香港皇后大道東183號合和中心17樓1712－16室)於香港存置的股東名冊
「香港聯交所」	指	香港聯合交易所有限公司
「香港聯交所上市規則」	指	香港聯交所證券上市規則
「最後實際可行日期」	指	二零零四年七月七日，即刊印本文件之前之最後實際可行日期，以核實本文件內之若干資料
「倫敦交易所」	指	London Stock Exchange plc
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.05美元的普通股
「英國」	指	英格蘭、威爾斯、蘇格蘭及北愛爾蘭聯合王國

「英國分冊」	指	由 Capita IRG Plc(地址為:Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom)於英國存置的股東名冊
「英國上市規則」	指	英國上市管理局根據一九八六年金融服務法(經不時之修訂)第四部所作的規則及條例
「美元」	指	美國法定貨幣美元

vtech

VTech Holdings Limited
偉易達集團

(於百慕達註冊成立之有限公司)

(股票代號: 303)

董事：
黃子欣(主席及集團行政總裁)
李偉權(副主席)

獨立非執行董事：
錢果豐
馮國綸
田北辰
汪穗中

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要辦事處：
香港新界大埔
汀角路57號
太平工業中心
第一期23樓

敬啟者：

購回股份及發行股份之一般授權
修訂公司細則及
股東週年大會通告

緒言

股東週年大會上將會提呈決議案，以批准(其中包括)下列事項，有關通告載於本文件第9頁至第18頁(包括首尾兩頁)內：

(i) 授予董事購回繳足股份最多達本公司於股東周年大會當日已發行股票數量之10%之一般授權；

(ii) 授予董事配發、發行及處理最多達本公司於股東周年大會當日已發行股票數量之20%之一般授權；

(iii) 授予董事配發、發行及處理根據購回股份授權而購回之股份總面值之股份之一般權力；及

(iv) 修訂本公司之公司細則。

本文件旨在闡釋將要提呈之決議案。

購回股份之一般授權

本公司於二零零三年八月六日舉行之股東週年大會上授予董事行使本公司之權力以購回股份之一般授權，將於即將舉行之股東週年大會時到期屆滿。

於股東週年大會上，股東週年大會通告所載決議案5將予提呈為一項普通決議案，授予董事一般無條件授權，行使本公司之一切權力，在該決議案所載條件之規限下，購回本公司之已發行股份。該項授權只涉及在香港聯交所及倫敦交易所作出及按照香港聯交所上市規則及英國上市規則所作出之購回。一般授權只包括直至股東週年大會後本公司之下屆股東週年大會結束時，或根據決議案5之授權獲本公司之股東於股東大會上以普通決議案延續、撤銷或修訂(以其中較早者為準)期間前已作出或已同意作出之購回。根據香港聯交所上市規則，本公司須送呈一份載有合理所需資料之解釋文件予股東，以確保股東在知情的情況下，決定投票贊成或反對有關授予一般授權行使本公司之權力以購回本公司股份之決議案。本文件按香港聯交所上市規則及英國上市規則之規定，於下文載列有關購回股份之一般授權之資料。

股本及最高可購回之股份數目

依據該項授權，公司可於香港聯交所或其他交易所購回之股份數目最多為於股東週年大會當日已發行股份數目之10%。於最後實際可行日期，已發行股份總數為225,627,133股。按購回股份之一般授權之決議案獲得通過及於股東週年大會前再無任何股份發行或股份購回之基礎上，本公司將可根據購回授權，購回最多達22,562,713股股份。購回股份之一般授權只適用於已繳足之股份。

於最後實際可行日期，可認購股份但尚未行使之購股權及認股權證總數為18,700,000份，約佔本公司於當日全部已發行股本8.29%。若根據現行之授權於股東週年大會前全面進行購回股份，加上新購回股份之一般授權於股東週年大會通過並於其後根據是項授權全面進行購回股份，有關可認購股份之購股權及認股權證之總數佔已發行股份總數之百份比約增至9.21%。

購回股份之理由

雖然，要預計董事認為適宜購回股份的特定情況並不可行，然而董事相信獲得購回股份之權力將令本公司因靈活性增加而受惠。董事目前無意購回任何股份。

在決定進行購回與否時，董事將考慮當時之市場情況及本公司之資金安排，及有關購回會否提高本公司之每股資產淨值及／或其每股盈利。董事向股東保證，僅會在其認為符合本

公司之最佳利益，及在其認為在獲得貸款或融資文據規定之一切所需同意後，可以有利之條款購回股份時，方會進行購回。

以本公司於二零零四年三月三十一日(本公司最近期公佈之已審核綜合賬目之編製日期)之綜合財務狀況觀之，尤其以本公司於當時之營運資金狀況及購回授權涉及之股份數目計算，董事認為若於可進行購回期間全面進行購回，本公司之營運資金狀況及資本負債水平可能會受到不利影響。除非董事認為進行購回符合本公司之最佳利益，否則不會在對本公司之營運資金狀況造成重大不利影響之情況下進行購回。

購回股份之價格

根據英國上市規則，於回購股份時，可用作支付每股股份之最高價格為倫敦交易所之Daily Official List(每日股份市場報價表)，於購回該等股份前緊接之五個交易日股份之中位市場報價加5%，而可用作支付每股股份之最低價格為0.05美元，即每股股份之面值。

購回股份之資金來源

本公司之公司組織章程大綱及公司細則賦予本公司購回本身股份之權力。購買股份必須運用根據本公司之公司組織章程大綱及細則及百慕達法例可供合法作此用途之資金，並將會從本公司資源中撥付。百慕達法例規定僅可運用有關股份之已繳交資本或可供分派作股息之資金，或就此發行新股所得之款項作為繳付購回股份之資金。購回時支付之溢價僅可從購回股份前可供分派或用作股息之資金，或自本公司之股份溢價賬中支付。若董事認為適當，可運用上述任何賬項借貸之資金支付購回所需之款項。

香港聯交所上市規則

香港聯交所上市規則的申報規定指明上市公司必須最遲在購回任何其證券之日以後第一個交易日香港時間上午九時前，向香港聯交所滙報購回證券事項，並須在其年報中包括購回證券之每月分析。

英國上市規則

英國上市規則規定，本公司必須於購買日後第一個交易日倫敦時間上午七時三十分前，將本公司進行之任何股份購回通知倫敦交易所 Company Announcements Office(公司公佈辦公室)。

董事承諾

董事已向香港聯交所承諾，彼等將遵照香港聯交所上市規則、英國上市規則及百慕達所有適用之法例，並遵照本公司之公司組織章程大綱及公司細則所載之規定及依據提呈之決議案行使本公司之權力以進行購回股份。

董事及關連人士

董事或(就董事作出一切合理查詢後所知及確信)其任何聯繫人士(定義見香港聯交所上市規則)目前概無意於董事之購回授權獲股東批准之情況下，出售股份予本公司。

本公司之任何關連人士概無知會本公司彼等現時有意在本公司獲授權購回股份之時出售股份予本公司，亦無承諾不會出售彼等持有之股份予本公司。

香港公司收購及合併守則

倘購回股份導致某一股東於本公司有投票權股本之權益比例增加，則就香港公司收購及合併守則(「守則」)而言，該項增加將被列作收購論，如該項增加導致控制權有所改變，則在若干情況下，必須根據守則第26條規則提出強制性收購本公司證券之建議。

股份價格及購回股份之記錄

於最後實際可行日期前十二個月之每個月，股份於香港聯交所之最高及最低買賣價如下：

	每股股份	
	最高	最低
	港元	港元
二零零三年		
七月	11.05	6.40
八月	10.70	9.00
九月	10.25	9.35
十月	12.40	9.20
十一月	12.75	10.65
十二月	12.20	10.80
二零零四年		
一月	12.65	11.00
二月	15.30	12.05
三月	14.50	12.50
四月	15.15	12.65
五月	14.10	9.90
六月	14.95	12.05

於最後實際可行日期前六個月之每個月內，本公司概無購回任何股份。

購回股份之地位

根據百慕達法例，本公司購回之股份將視作註銷論，而本公司之已發行股份亦相對減少，但不影響法定股本之總額。

發行股份之一般授權

本公司於二零零三年八月六日舉行之股東週年大會上授予董事行使本公司之權力以配發、發行及處理股份之一般授權，將於股東週年大會時到期屆滿。

股東週年大會通告所載決議案6將予提呈為一項普通決議案，重新授予董事一般無條件授權，配發、發行及處理最多達通過該決議案日，本公司已發行股本總面額20%之額外新股份。於最後實際可行日期，本公司已發行股份總數為225,627,133股。倘於股東週年大會前並無發行或購回任何股份，則本公司可配發、發行及處理之股份最多為45,125,426股額外新股份。此外，若授權本公司購回股份之決議案5獲通過，股東週年大會通告所載決議案7將予提呈為普通決議案以擴大董事配發、發行及處理股份之授權，以包括根據購回股份授權而購回之股份數目之額外股份。

董事根據決議案6及7所獲配發及發行股份之授權將於本公司二零零五年股東週年大會結束時，或本公司之股東已於股東大會上通過普通決議案撤銷或修訂該項授權(以較早者為準)。董事確定股份並無附帶任何股東優先購買權，而董事現無意根據股東週年大會通告所載決議案6及7所授予之權力配發、發行及處理股份。

修訂公司細則

於股東週年大會上，股東週年大會通告所載決議案8為一項特別決議案，將予提呈修訂公司細則，則符合香港聯交所為上市規則所作出之改變，此項生效於二零零四年三月三十一日。該項上市規則之改變主要關係於公司管治及於聯交所上市之公司的持續上市責任。提呈修訂之詳情載於股東週年大會通告內。

推薦建議

董事認為購回股份之一般授權、配發、發行及處理股份之一般授權及修訂公司細則均符合本公司及股東之最佳整體利益。董事推薦本公司股東投票贊成股東週年大會上提呈之決議案。身兼本公司股東之董事，擬投票贊成上述之決議案。

股東週年大會通告

股東週年大會通告載於本文件第9頁至第18頁內(包括首尾兩頁)。

股東週年大會適用之代表委任表格隨附於本文件。不論　閣下會否出席是次大會，本公司謹要求　閣下最遲於大會指定舉行時間前48小時填妥隨附之代表委任表格，並交回本公司在香港之股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－16室。填妥及交回代表委任表格，股東仍可親身出席大會並在會上投票。

此致

VTech Holdings Limited 列位股東　台照
及 VTech Holdings Limited 認股權證之持有人　參照

主席
黃子欣
謹啟

二零零四年七月十二日

vtech

VTech Holdings Limited
偉易達集團

（於百慕達註冊成立之有限公司）

（股票代號：303）

茲通告 VTech Holdings Limited（「本公司」）謹訂於二零零四年八月十三日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店六樓蓮花廳舉行股東週年大會，以考慮下列事項：

普通事項

1. 省覽截至二零零四年三月三十一日止年度之經審核之財務報表及董事會及核數師報告書。

2. 宣告派發末期股息。

3. 再次委任董事並授權董事會釐定其酬金。

4. 續聘畢馬威會計師事務所為核數師，並授權董事會釐訂其酬金。

特別事項

決議案5至7提呈為本公司之普通決議案及決議案8提呈為本公司之特別決議案：

5. 「**動議**：

(a) 根據下文(b)及(c)段之條文，一般無條件批准董事會行使本公司之一切權力，按照所有適用法例及根據香港聯合交易所有限公司（交易所）證券上市規則之條文及所指定之方式，在交易所購回本公司股本中每股面值0.05美元之普通股份；

(b) 本公司根據上文(a)段之批准有權購回之股份總面值，不得超過本決議案於股東週年大會上獲通過當日本公司已發行股本總面額百分之十；及

(c) 本公司根據上文(a)段獲賦予之權力將於(i)二零零五年舉行之本公司股東週年大會結束當日、或(ii)在本公司股東大會上股東透過普通決議案將根據本決議案授出之權力延續、撤銷或修訂之時（以較早者為準）結束。」

6. 「**動議**：

(a) 根據(b)及(c)段之條文，一般無條件批准董事會行使本公司之一切權力以配發、發行及處理本公司股本中之額外法定及尚未發行股份，以及作出或授予可能需行使該等權力之建議、協議及購股權，包括認購股份的認股權證及其他可認購或轉換股份之權力；

(b) 本公司董事會根據上文(a)段之批准而配發、發行及處理之股本總面額(除根據下文(c)段所述者以外)不得超過於通過本決議案之本公司股東週年大會當日之本公司已發行股本總面值百分之二十，以及董事根據上文(a)段獲賦予之權力，將於(i)二零零五年舉行之本公司股東週年大會結束時、或(ii)在本公司股東大會上股東透過普通決議案撤銷或修改此授出之權力之時(以較早者為準)結束，惟於每一情況下，此權力須准許本公司於此權力屆滿之前，作出或授予建議、協議及購股權(包括認購股份的認股權證或其他可認購或轉換股份之權力)，而將會或可能要求股份於此項授權屆滿之後予以配發或發行，而董事會可根據此等建議、協議及購股權一配發、發行及處理股份，猶如在此賦予之權力尚未屆滿；

(c) 上文(b)段之條文並不適用於董事會根據以下各項配發及／或發行或同意有條件或無條件發行及／或配發之股本總面額：

(i) 於指定期間按股東於指定記錄日期的持股比例而發售股份之配售新股(惟董事會有權在必須或權宜時就零碎股份權益或根據適用於本公司之任何司法權區之法律規定之任何限制或責任或任何該等地區之認可監管機構或任何證券交易所之規定而取消此方面之權利或作出其他安排)；或

(ii) 任何根據本公司細則實行之以股代息計劃或類似安排；及

(d) 上文(a)段之批准將附加於任何其他給予董事會之授權。」

7. 「**動議**待召開本大會之通告所載決議案5通過後，本公司董事會獲授權並於現時可有效根據召開本大會之通告所載決議案6行使本公司一切權力以配發、發行及處理額外股份之一般授權將予擴大，在董事會根據上述授權可能配發或同意有條件或無條件配發之本公司股本總面額之上，加上相當於本公司根據按照決議案5授出之權力購回之本公司股本總面額；惟增加後之數額不得超過本決議案通過當日本公司已發行股本總面額百分之十。」

8. 「**動議**對本公司之公司細則作以下修訂：

(a) 在公司細則第1條插入下列新定義：

「聯繫人士	指	指定證券交易所規則所賦予之涵義。
結算所	指	香港法例及香港聯合交易所有限公司認可之結算所。
經簽署之文件	指	有關文件經簽署之提述，須指文件已親筆、蓋印或以電子方式或任何其他方式簽署。有關通告或文件之提述，須指以任何數碼、電子、電器、電磁或其他可讀取形式或媒介記錄或儲存之通告或文件，及可見形式之資訊，不論其是否具備實質形式。
指定證券交易所	指	就法例而言，為本公司股份上市或報價之指定證券交易所，而該指定證券交易所將本公司股份之上市或報價視為第一上市或報價。
法例條文	指	百慕達立法機關現時有效且適用於或會影響本公司、其組織章程大綱及／或本公司細則之法例及其他一切法案。」；

(b) 以下列定義取代公司細則第1條內「書寫」及「印刷」之現有定義：

「除文義另有所指外，「書寫」或「印刷」應詮釋為包括印刷、平板印刷、攝影及其他代表文字或數字且可看得見之方式，及包括電子顯示形式之呈列，惟有關文件或通告之送達方式及股東之選擇須符合所有適用法例條文、規則及規例之規定；」

(c) 以下述新訂之公司細則第3(A)條取代現有公司細則第3(A)條：

「(A) 於本公司細則生效之日，本公司股本分為每股面值0.05美元之股份。」；

(d) 以下述新訂之公司細則第58(B)條取代現有公司細則第58(B)條：

「本公司可不時以特別決議案（在任何法例規定之確認或同意之規限下）削減其法定或已發行股本，或（法例列明股份溢價可作之用途除外）任何股份溢價賬或其他不可分派儲備。」

(e) 在公司細則第10條「在公司法及本公司細則條文之規限下」等字眼後插入以下字眼：

「本公司可能在股東大會上作出之任何指示及(倘適用)任何指定證券交易所規則」；

(f) 在公司細則第13(C)條末尾處插入以下句子：

「透過在指定報章及(倘適用)符合任何指定證券交易所要求之任何其他報章刊登廣告或指定證券交易所就此接納之任何方式發出通告後，本公司可暫停辦理所有或任何類別股份之股東過戶登記手續(包括任何海外、當地或其他地區之股份過戶手續)，其時間及限期由董事會決定，惟任任何年度內，停止辦理股份過戶登記之期限合共不得超過三十(30)日。」

(g) 刪除現有公司細則第35條全文，並以下述新訂之公司細則第35條取代：

「35. 根據本公司細則，任何股東均可採用任何普遍或常用格式或指定證券交易所指定之格式或董事會可能核准之任何其他格式之轉讓文件，轉讓名下所有或任何股份，轉讓文件可以親筆或(倘轉讓人或承讓人為一間結算所或其代名人)機印簽署或董事會可能不時核准之其他方式簽署。」

(h) 在公司細則第42條「過戶登記手續可」等字眼後插入以下字眼：

「透過在指定報章及(倘適用)符合任何指定證券交易所要求之任何其他報章刊登廣告或指定證券交易所就此接納之任何方式發出通告後」；

(i) 在公司細則第75條末尾處插入以下句子：

「作為股東受委代表之人士(或倘股東為公司，則其正式授權代表)所提出之要求，須視為等同股東所提出之要求。」；

(j) 以下述新訂之公司細則第80條取代現有公司細則第80條：

「80. 在任何股份當時依據本公司細則附帶之任何投票特別權利或限制之規限下，於任何股東大會舉手表決時，每位親身出席(如為公司，則由根據法例第78條獲正式授權之代表代為出席)之股東或受委代表均可投一票，而於投票表決時，每位親身出席(如股東為公司，則由其正式授權代表代為出席)之股東或受委代表，將可就彼所持有之每股繳足股份投一票，惟就前述目的而言，於催

繳或分期付款前提前繳足或列賬繳足之股款，不得視作股份之繳足股款。無論本公司細則載有任何規定，倘身為結算所（或其代名人）之股東委任超過一名受委代表，則每位受委代表於舉手表決時均可投一票」。

(k) 插入以下新訂之公司細則第84(C)條：

「(C) 倘本公司知悉任何股東根據指定證券交易所之規則須就本公司任何特定決議案放棄投票或受到限制而僅可投贊成或反對票，則該股東或其代表在違反該規定或限制之情況下作出之任何投票，均不得計算在內。」；

(l) 在公司細則第85條末尾處插入以下字眼：

「此外，代表個人股東或公司股東之受委代表均應有權代表有關股東行使所代表股東可行使之同等權利。」；

(m) 以下述新訂之公司細則第92A條取代現有公司細則第92A條：

「92A. 身為結算所（或其代名人，並在各情況下均為公司）之股東，可授權其認為合適之人士在本公司任何大會或任何類別股東大會上擔任其代表，惟有關授權須列明每位獲授權代表所涉及之股份數目及類別。按照本公司細則之條文獲授權之每名人士，均須視作正式獲授權而毋須提供其他實際憑證，且有權代表結算所（或其代名人）就有關授權所指定之股份數目及類別行使同等權利及權力（包括在舉手表決時個別投票之權利），猶如彼為結算所（或其代名人）所持本公司股份之登記持有人。」

(n) 以下述新訂之公司細則第103(C)條取代現有公司細則第103(C)條：

「(C) (1) 董事不得就批准其或其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之董事會決議案投票，亦不應計入有關法定人數內，惟此限制不適用於下列任何情況：

(i) 就董事或其聯繫人士應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益，借出款項或引起之責任或作出之承擔而向該董事或其聯繫人士提供任何抵押或賠償保證之任何合約或安排；

(ii) 就董事或其聯繫人士本身單獨或共同負責提供全部或部份擔保或賠償保證或提供抵押之本公司或其任何附屬公司之負債或承擔而向第三者提供任何抵押或賠償保證之任何合約或安排；

(iii) 涉及本公司或本公司所創立或擁有權益之任何其他公司提呈股份或債券或其他證券以供認購或購買而董事或其聯繫人士參與或將會參與發售建議之包銷或分包銷之任何合約或安排；

(iv) 董事或其聯繫人士僅因其或彼等在本公司股份或債券或其他證券擁有權益而與本公司或其任何附屬公司股份或債券或其他證券之其他持有人以同一方式在其中擁有權益之任何合約或安排；

(v) 與任何其他公司有關之任何合約或安排，而董事或其聯繫人士僅因身為有關公司之高級職員或行政人員或股東(公司除外)而直接或間接擁有有關公司之權益，或董事及其任何聯繫人士(定義見指定證券交易所之規則(倘適用))及／或其任何聯繫人士並未合共實益擁有有關公司(或董事或其聯繫人士透過其取得權益之任何第三方公司)百分之五(5%)或以上之任何類別已發行股份或投票權；或

(vi) 關於採納、修訂或運作與董事、其聯繫人士及本公司或其任何附屬公司之僱員有關但並無給予任何董事或其聯繫人士與該計劃或基金相關類別人士並無獲賦予之特權或優待之購股權計劃、退休金或退休、身故或殘疾福利計劃或其他安排之任何建議或安排。

(2) 假設及只要(但僅以假設及只要為限)董事及／或其聯繫人士直接或間接持有或實益擁有一間公司(或董事或其聯繫人士透過其取得權益之任何第三方公司)任何類別股本或其股東所獲投票權之百分之五(5%)或以上，則該公司應被視為董事及／或其聯繫人士擁有百分之五(5%)權益之公司。就本段而言，董事或其聯繫人士以無條件受託人或保管受託人身份持有而彼或彼等任何一人概無實益權益之任何股份，董事或其聯繫人士在其他人士有權收取所得收入期間一直有權享有其復歸權或剩餘權之信託所包含之任何股份，董事僅以單位持有人身份於當中擁有權益之認可單位信託計劃所包含之任何股份均不應計算在內。

(3) 倘董事及／或其聯繫人士持有百分之五(5%)或以上權益之公司於某項交易擁有重大權益，則該董事及／或其聯繫人士亦將被視作於有關交易擁有重大權益。」

(o) 以下述新訂之公司細則第103(E)條取代現有公司細則第103(E)條：

「(E) 倘於任何董事會會議上產生任何有關董事(大會主席除外)利益重大程度或任何董事(大會主席除外)投票權之問題，而該問題不能透過該董事自願同意放棄投票而獲解決，則該問題須提呈會議主席，而彼對該董事所作之裁決須為最終及不可推翻，惟就該董事所知，該董事所擁有權益之性質或範圍並未向董事會全面披露之情況除外。倘上述之任何問題乃因大會主席而產生，則該問題須以董事會之決議案決定(該主席不得就此投票)，而該決議案須為最終及不可推翻，惟就該主席所知，該主席所擁有權益之性質或範圍並未向董事會全面披露之情況除外。」

(p) 刪除公司細則第113(C)條內「會議指定舉行日期前不少於七日但不超過四十二日(包括發出通知當日)」等字眼，並在公司細則第113(C)條末尾處之句號「。」之前插入以下字眼：

「惟發出有關通知之最短期限最少須為七(7)日，而遞交有關通知之期限不得早於發出指定進行選舉股東大會之通告翌日，並最遲於有關股東大會舉行日期七(7)日前終止。」

(q) 在公司細則第156(A)條「在法例第88條之規限下」等字眼後插入以下字眼：

「及公司細則第156A條」；

(r) 在公司細則第156(B)條「於大會舉行日期前不少於二十一日」等字眼後，插入「及於寄發大會通告之同時」等字眼；

(s) 插入以下新訂之公司細則第156A條：

「156A. 在所有適用法例條文、規則及法規(包括但不限於指定證券交易所之規則)允許之範圍內並受其規限，並以取得所有所需同意(如有)為條件，本公司以任何法例條文不禁止之方式向任何人士寄發摘自本公司年度賬目及董事會報告之財務報表概要(其格式及所載資料均須符合適用法例及規例之規定)，即視為符合公司細則第156條之規定，惟因其他原因而有權獲發本公司年度財務報表及董事會報告之任何人士，可向本公司送達書面通知，要求本公司除財務報表概要外，向彼寄發本公司年度財務報表及董事會報告之完整印刷本。」

(t) 插入以下新訂之公司細則第156B條：

「156B. 倘按照所有適用法例條文、規則及規例(包括但不限於指定證券交易所之規則)，本公司在本公司之電腦網絡或以任何其他獲准之方式(包括發送任何形式之電子通訊)公佈公司細則第156條所述之文件及(倘適用)符合公司細則第156A條之財務報告概要，而有關人士同意或被視為同意在以上述方式公佈或接獲該等文件後即解除本公司向其寄送該等文件之責任，則視為符合按照公司細則第156A條向公司細則第156條所述之人士寄送該條文所述之文件或財務報告概要之規定。」

(u) 以下列字眼取代公司細則第160條開頭處出現之「本公司可透過下列方式向任何股東發出任何通告或文件：派專人送達；以預付郵資郵件寄往股東於股東名冊內登記之地址；或透過在有關地區刊行之一份全國性主要英文日報刊登廣告，如在香港，則還須在香港刊行之一份主要中文日報刊登廣告。」等字眼：

「由本公司向股東發出之通告或文件(包括任何「公司通訊」，根據指定證券交易所規則賦予該詞之涵義)，不論是否根據本公司之公司細則送達或作出，均須以書面、電報、電傳或傳真或其他電子傳送或通訊方式向股東發出。本公司向任何股東發出或發送任何該等通告及文件，可經專人送達，或以預付郵資信封寄往該股東載於股東名冊上之登記地址或該股東為上述目的提供予本公司之任何其他地址，或(視情況而定)傳送至該人士為向其發出通告而向本公司提供之任何地址或任何電傳、傳真號碼、電子號碼或地址或網址，或傳送通告之人士合理及真誠地相信在有關時間將會導致股東妥為收到通告之任何地址，或通過在指定報章(定義見法例)或每日出版及在境內廣泛流通並符合指定證券交易所規定之報章刊登廣告以作送達，或在適用法例允許之範圍內，在本公司或指定證券交易所之網站上刊登並向股東發出一份通告，説明已備妥通告或其他文件(「備妥通告」)。備妥通告可以上述任何方式送達股東。」

(v) 以下述新訂之公司細則第162條取代現有公司細則第162條：

「162. 任何通告或其他文件：

(a) 倘以郵遞或(倘適用)空郵方式發出或發送，於投遞已預付郵資、填妥地址並載有通告或文件之信封後翌日即視作已發出或發送；為證實有關發出或發送，僅須證明載有通告或文件之信封或封套已填妥地址及妥為郵寄，而

經秘書或本公司其他高級職員或董事會委任之其他人士簽署、表明載有通告或其他文件之信封或封套已填妥地址及妥為郵寄之證明書，即為最終證據；

(b) 倘以電子通訊方式發出，於其從本公司或其代理人之伺服器發出當日視為送達。在本公司網站或指定證券交易所網站刊登之通告，在本公司之備妥通知視作送達股東當日之翌日，視作由本公司向股東發出；

(c) 倘以本公司細則擬定之任何其他形式發出或發送，於專人送達或發送之時視為已發出或發送，或視情況而定，於有關寄發、傳送或刊登之時視為已發出或發送。為證實有關發出或發送，由秘書或本公司其他高級職員或董事會委任之其他人士簽署可證明有關發出、發送、寄發、傳送或刊登之行動及時間之證明書，即為最終證據；及

(d) 可以英文或中文送達股東，惟須符合所有適用法例條文、規則及規例之規定。」；

及

(w) 插入以下新訂之公司細則第166A條：

「166A. 就此等公司細則而言，聲稱來自股份持有人或(視情況而定)董事、替任董事、股東公司之董事或公司秘書或正式指定或授權之代表之電報、電傳或傳真或電子傳送訊息，若當時並無明顯相反證據，則應視為經有關持有人或董事或替任董事書面簽署之文件。」

並動議授權董事採取或作出彼等全權認為合適之一切行為、行動及事宜，以落實及完成上述事項。

承董事會命
公司秘書
張怡煒

香港，二零零四年七月九日

附註：

1. 凡有權出席大會並於會上投票之股東，均有權委託一位或多位代表出席，並於表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格須於大會或任何續會指定舉行時間四十八小時前，交回本公司之香港股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712－16室)，方為有效。

3. 本公司將自二零零四年八月九日起至二零零四年八月十三日(包括首尾兩天)暫停辦理股份過戶登記手續，在此期間，本公司將不會接受股份過戶登記。為符合獲發擬派末期股息之資格，所有股份過戶文件連同有關股票均須於二零零四年八月八日下午四時(香港時間)前按上文所述地址送交香港中央證券登記有限公司進行登記。

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

FORM OF PROXY
FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 13TH AUGUST, 2004

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________ shares

of US$0.05 each in the capital of VTECH HOLDINGS LIMITED (the "**Company**") HEREBY APPOINT[3] the Chairman of the Annual General Meeting or ______________________________

of ______________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company (and at any adjournment thereof) to be held at Lotus Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong on 13th August, 2004, at 3:30 p.m. (Hong Kong time) and to vote in respect of the following resolutions as indicated below or, if no such indication is given, as my/our proxy thinks fit:

	RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2004.		
2.	To declare a final dividend for the year ended 31st March, 2004.		
3.	(a) To re-elect Raymond CH'IEN Kuo Fung and William FUNG Kwok Lun as directors.		
	(b) To authorise the Board of Directors to fix the fees of the Directors.		
4.	To re-appoint Messrs. KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to repurchase shares representing up to 10% of the issued share capital of the Company at the date of the annual general meeting.		
6.	To grant a general mandate to the Directors to allot, issue and deal with additional shares representing up to 20% of the issued share capital of the Company at the date of the annual general meeting.		
7.	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by the addition of such number of shares to be repurchased by the Company.		
8.	To amend the Bye-laws.		

Dated the ____________ day of ____________ 2004 Shareholder's signature[5] ____________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, please delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST".** Failure to tick a box will entitle your proxy to cast your vote at his/her/its discretion. Your proxy will also be entitled to vote at his/her/its discretion on any resolution properly put to the meeting other than those referred to in the notice convening the Meeting.
5. The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be signed either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarized or certified copy thereof must be lodged at the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1712–16, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof.
7. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

vtech

VTech Holdings Limited

偉易達集團

(於百慕達註冊成立之有限公司)

(股票代號: 303)

於二零零四年八月十三日舉行之股東週年大會適用之代表委任表格

本人／吾等[1] ____

地址為 ____

為 VTech Holdings Limited(「**本公司**」)股本中每股面值0.05美元股份 ____________ 股[2]

之登記持有人，茲委任[3]股東週年大會主席或[3] ____

地址為 ____

代表本人／吾等出席本公司於二零零四年八月十三日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店六樓蓮花廳舉行之股東週年大會，按如下指示就上述決議案投票。如無任何指示，則由本人／吾等之代表自行酌情投票。

決議案	贊成[4]	反對[4]
1. 省覽及考慮截至二零零四年三月三十一日止年度之經審核之財務報表及董事會及核數師報告。		
2. 宣告派發截至二零零四年三月三十一日止年度之末期股息。		
3. (a) 重選以下人士為本公司董事： (i) 錢果豐先生 (ii) 馮國綸先生		
(b) 授權董事會釐定董事酬金。		
4. 續聘畢馬威會計師事務所為核數師及授權董事會釐定其酬金。		
5. 授予董事會購回股份最多達本公司於股東週年大會當日已發行股本10%之股份之一般授權。		
6. 授予董事會配發、發行及處理本公司之額外股份最多達本公司於股東週年大會當日已發行股本20%之股份之一般授權。		
7. 授予董事會配發、發行及處理本公司之額外股份之一般權力將給予購回本公司之額外股份之數目。		
8. 修訂公司細則。		

日期：二零零四年 ______ 月 ______ 日　　　　簽署[5]：________________

附註：

1. 請以**正楷**填上姓名及地址。聯名股東均須全部填上姓名。
2. 請填上以　閣下名義登記之股份數目。如無填報股份數目，本代表委任表格將視為與全部以　閣下名義登記之本公司股份有關。
3. 如欲委派大會主席以外之人士為代表，請將「大會主席或」之字樣刪去，並於適當欄內填上　閣下所擬委派代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**
4. **重要提示：　閣下如欲投票贊成決議案，請在「贊成」欄內填上「√」號；如欲投票反對決議案，則請在「反對」欄內填上「√」號。**如並無填寫任何一欄，則　閣下之代表可酌情就任何於會議上適當提呈之及並未載於會議通告之任何決議案投票。
5. 本代表委任表格必須由　閣下或獲　閣下以書面正式授權之代理人簽署；如為公司，則須加蓋公司印鑑或由公司負責人、獲正式授權之代理人親筆簽署。
6. 本代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於會議或其任何續會之指定舉行時間48小時前送達本公司在香港之股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－16室。
7. 如屬聯名股東，則首席聯名股東之投票(不論親自出席、委派代表出席或由公司代表出席)，將被視為代表其他聯名股東投票論。首席聯名股東之界定，乃根據聯名股東在本公司股東名冊上之排名先後次序，名列於首之股東為首席聯名股東。
8. 受委代表毋須為本公司股東，惟必須親自代表　閣下出席會議。
9. 完成及遞交本代表委任表格將不排除　閣下如欲出席會議及投票。